Sears Tower, Suite 5800
233 S. Wacker Dr.
Chicago, Illinois 60606
Tel: (312) 876-7700 Fax: (312) 993-9767
www.lw.com
FIRM / AFFILIATE OFFICES
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Securities and Exchange Commission
100 F Street, N.E.
Mailstop 3561
Washington, D.C. 20549

Attention:	H. Christopher Owings Scott Anderegg

Re:	Ulta Salon, Cosmetics & Fragrance, Inc. — Amendment No. 2
Registration Statement on Form S-1
File No. 333-144405
Ladies and Gentlemen:
     On behalf of Ulta Salon, Cosmetics & Fragrance, Inc., a Delaware corporation (the “Company”), we hereby transmit for filing under the Securities Act of 1933, as amended, Amendment No. 2 (the “Amendment”) to the Company’s Registration Statement on Form S-1 (the “Registration Statement”), including certain exhibits. The Company supplementally advises the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that it plans to file an application for confidential treatment with respect to a certain exhibit to the Registration Statement with the Secretary of the Commission concurrently with the Amendment. Courtesy copies of this letter and the Amendment (specifically marked to show changes thereto) are being submitted to the Staff by hand delivery.
     The Amendment reflects the responses of the Company to comments received from the Staff in a letter from H. Christopher Owings, dated September 14, 2007 (the “Comment Letter”). Where we have revised the disclosure in the Registration Statement in response to the Staff’s comments, we have noted the applicable page number of the Amendment next to the comment. In addition, certain marked copies of the Amendment provided to the Staff have been marked with the number of the response next to the corresponding text of the Amendment.
General
1.	We note your response to comment 1 in our letter dated August 3, 2007. As discussed with counsel, please ensure that you provide a price range in your next amendment.

Securities and Exchange Commission
September 27, 2007

Response: In response to the Staff’s comment, we have provided a price range in the Amendment.
Front Cover of Prospectus
2.	We note your response to comment 4 in our letter dated August 3, 2007. Please revise your disclosure to remove the names of the joint book-running managers from the front cover page. You may include this information on the back cover of the prospectus.

Response: We supplementally advise the Staff that J.P. Morgan Securities Inc. and Wachovia Capital Markets, LLC, the two underwriters identified as joint book-running managers in the response to prior comment 4, are managing underwriters of the offering, as are Thomas Weisel Partners LLC, Cowen and Company, LLC and Piper Jaffray & Co. As such, we respectfully submit that Item 501(b)(8)(i) of Regulation S-K requires that each of J.P. Morgan Securities Inc., Wachovia Capital Markets, LLC, Thomas Weisel Partners LLC, Cowen and Company, LLC and Piper Jaffray & Co. be listed on the outside front cover page.
Prospectus Summary, page 1
3.	We note your response to comment 6 in our letter dated August 3, 2007 and we re-issue it in part. We note your chart supporting your assertion that you are “the largest beauty retailer that provides one-stop shopping for prestige, mass and salon products and services in the United States” and your statement that you “offer the widest selection of categories across prestige and mass cosmetics, fragrances, haircare, skincare, bath and body products and salon styling tools.” In this regard, please provide us with copies of your source data cited in footnote 1. In addition, please explain to us the meaning of footnote 2. Please also explain by what measure you are referencing when you state that you are the largest.

Response: In response to the Staff’s comment, we have updated the chart supporting our assertion that the Company is “the largest beauty retailer that provides one-stop shopping for prestige, mass and salon products and services in the United States” and the statement that the Company “offer[s] the widest selection of categories across prestige and mass cosmetics, fragrances, haircare, skincare, bath and body products and salon styling tools.” The updated chart and copies of the source data cited in footnotes to the chart are provided in Annex B hereto.

In response to the Staff’s request for an explanation of footnote 2 in the above-referenced chart, we supplementally advise the Staff that Sally Beauty Holdings is comprised of two

Securities and Exchange Commission
September 27, 2007

divisions — Sally Beauty Supply (a retailer) and Beauty System Group, or BSG (a distributor). For comparison purposes, we have only included Sally Beauty Supply information in the chart.

We also supplementally advise the Staff that we believe we are the largest U.S. retailer to offer products across all of the categories referenced above as measured by sales.

We also note your revised disclosure concerning the assertion that you “pioneered our unique combination of beauty superstore and specialty store attributes.” In this regard, please disclose whether this information is based upon management’s belief, industry data, reports/articles or any other source. If the statement is based upon management’s belief, please indicate that this is the case and include an explanation for the basis of such belief. See also, “We provide affordable indulgence to our customers...” and “We provide our customers with a timely escape...”

Response: In response to the Staff’s comment, we have revised the disclosure. Please see pages 1, 2, 33, 55 and 56.

We further note your revised disclosure concerning the number salons in the United States. Please provide us with a copy of the report or study by Professional Consultants & Resources. Please also provide us support for your references to the “significant changes” that have occurred to the $75 billion beauty industry.

Response: In response to the Staff’s comment, we have deleted the references to 230,000 salons and to the study by Professional Consultants & Resources on pages 60 and 69, because a copy of such study is not available on a cost-effective basis. In addition, we supplementally provide in the bulleted language below the support describing the “significant changes” that have occurred in the $75 billion beauty industry which is further discussed in greater detail in the “Our Market” section of the Registration Statement on pages 60 — 63.
•	Department stores, which have traditionally been the primary distribution channel for prestige beauty products, have been meaningfully affected by changing consumer preferences and industry consolidation over the past decade. From 2000 to 2006, these changes have resulted in declines in the beauty retail market share of department stores from 18% to 15% while the specialty retail channel has increased its share of the beauty retail market from 7% to 9%, according to Kline & Company (a copy of its study is included in the backup materials in Annex D hereto).

•	Women, and particularly women in younger generations, tend to find department stores intimidating, high-pressured and a hindrance to a multi-brand shopping experience and, as such, are choosing to shop elsewhere for their beauty care needs. According to NPD, 55% of women aged 18 to 24 and 40% of women aged 18 to 64 shop in specialty stores. In addition, a recent NPD study (a copy of which is included in the backup materials in Annex D hereto) found that nine out of ten women who

Securities and Exchange Commission
September 27, 2007

shop at specialty retailers for beauty products do so because they can touch, feel and smell the products.

•	There has been an increase in the number of manufacturers of prestige beauty brands pursuing new distribution channels outside of the department store channel. Examples of these alternative distribution channels include specialty retail stores, spas and salons, direct response television (i.e., home shopping and infomercials) and the Internet. In addition, many manufacturers of smaller prestige brands are selling their products through these non-traditional channels due to the high fixed costs associated with marketing through most department stores and to capitalize on consumers’ growing propensity to shop elsewhere.

•	Historically, beauty manufacturers have distributed their products through distinct channels—department stores for prestige products, drug stores and mass merchandisers for mass products, and salons and authorized retail outlets for professional hair care products. Women are increasingly shopping across retail channels for their beauty products (as opposed to shopping in just one channel), and they tend to purchase both prestige and mass beauty products. We attribute this trend to a number of factors, including the growing availability of prestige brands outside of department stores and increased innovation in mass products.
4.	We note your response to comment 8 in our letter dated August 3, 2007. We further note the revision that you have made to the prospectus summary. However, your disclosure continues to contain repetitive disclosures. For example, we note that your disclosure “Our competitive strengths” on page 2 contains disclosures that are identical to your disclosure on page 54. Accordingly, revise the summary to highlight each item of key information one time, and include a more complete description of each item only once in the body of your prospectus.

Response: In response to the Staff’s comment, we have revised the disclosure. Please see page 2.
Risk Factors, page 9
Any significant interruption in the operations of our distribution and order fulfillment infrastructure could disrupt our ability to deliver our merchandise..., page 11
5.	We note your response to comment 11 in our letter dated August 3, 2007. Your subheading does not fully describe the risk disclosed in the text. The risk you describe appears to be that you are dependent on only one distribution center and if that one distribution center experiences any significant interruption it would significantly reduce your ability to supply your stores with your products which in

Securities and Exchange Commission
September 27, 2007

turn would likely reduce your revenues. Please revise your risk factor subheading to reflect this risk.

Response: In response to the Staff’s comment, we have revised the disclosure. Please see page 11.
We as well as our vendors are subject to laws and regulations that could require us to modify our current business practices..., page 15
6.	We note your response to comment 14 in our letter dated August 3, 2007. Please revise to tailor this risk to your company. As drafted you have included risk that could apply to nearly any issuer in your industry and even to other industries, like local zoning and land use restrictions and risk that are more specific to your operations, like California’s “Proposition 65” and FDA and FTC regulations. This comment also refers to the risk entitled “If we fail to maintain the value of our brand...”

Response: In response to the Staff’s comment, we have revised the disclosure. Please see pages 15 - 16. In addition, in response to the Staff’s comment, we have deleted the risk entitled “If we fail to maintain the value of our brand . . .”
Management’s discussion and analysis of financial condition and results of operations, page 32
7.	We note your response to comment 20 in our letter dated August 3, 2007. We note your discussion of trends in your industry and your plans to take advantage of those trends. Please expand your discussion to also include known risks, challenges or uncertainties that will have, or are reasonably likely to have, a material impact on your revenues, income, or your liquidity.

Response: In response to the Staff’s comment, we have revised the disclosure. Please see pages 34 - 35.
Growth Strategy, page 55
8.	We note your response to comment 37 in our letter dated August 3, 2007. We continue to believe that, without additional support, your indication that you will be able to expand to 1,000 retail stores over the next 10 years is inappropriate. The support you have provided for this statement would appear to provide support for your ability to identify new locations, however, you do not speak to any other aspect

Securities and Exchange Commission
September 27, 2007

of this goal, such as the ability to finance such expansions. Please revise to provide additional support.
Response: In response to the Staff’s comment, we have revised the disclosure. Please see pages 58 - 59.
Our Market, page 57
9.	We note your response to comment 38 in our letter dated August 3, 2007. We reissue our prior comment in part. We note your submission of the referenced studies published by Kline & Company, and IBIS World Inc., a survey by American Express, and articles citing studies by NPD and Professional Consultants & Resources. We were unable to verify some of the statements attributable to these materials. We could not verify all the statements because you did not provide us a means to cross reference statements in the prospectus with the studies. Please provide copies of these studies to us, appropriately marked in a manner that cross references the support materials with your statements in your prospectus.

Response: In response to the Staff’s comment, we have marked the prospectus and copies of the studies published by Kline & Company, and IBIS World Inc., the survey by American Express, and articles citing studies by NPD to cross reference certain statements attributable to these materials. Marked copies of the source data together with an index are provided in Annex D hereto.
Compensation discussion and analysis, page 73
10.	We note your response to comment 43 in our letter dated August 3, 2007. Please expand your discussion to explain the components of the benchmark that was utilized, such as the items of compensation you have benchmarked. Please also discuss the generally and retail industry surveys that you utilized. Please also explain in terms that an average investor could understand what a binominal option valuation model is and its role in awarding compensation.

Response: In response to the Staff’s comment, we have revised the Philosophy and overview of compensation section to more specifically address the issues raised. Specifically, we have revised our discussion of the Compensation Committee’s use of compensation consultant services to benchmark total cash compensation (salary and bonus) to the marketplace. The Compensation Committee did not consider separate components or compensation items in their review. Instead, as noted in the discussion, the Compensation Committee looked

Securities and Exchange Commission
September 27, 2007

at overall compensation levels in the marketplace and increased the compensation of our executives in a commensurate manner. Please see pages 77 - 78.

We also have revised our description of the general and retail industry surveys to specifically identify the surveys used. We have deleted the reference to the binomial option valuation model, as such model has not in fact been used for making any grants to date. Please see page 78.

11.	We note your response to comment 44 in our letter dated August 3, 2007. Please elaborate upon how the annual report of individual executive performance prepared by Ms. Kirby assists the Compensation Committee in determining appropriate individual compensation. Summarize the data that is provided in the annual report.

Response: In response to the Staff’s comment, we have revised the Philosophy and overview of compensation section to more specifically describe the data contained in the annual report prepared by Ms. Kirby to assist the Compensation Committee in determining appropriate executive compensation. Please see page 78.
Summary Compensation Table, page 77
12.	We note your response to comment 47 in our letter dated August 3, 2007. You include a “$” at the top in the year column. Please delete the “$” in this column.

Response: In response to the Staff’s comment, we have deleted the “$” within the referenced column. Please see page 82.
Review and approval of related party transactions, name 87
13.	We note your response to comment 49 in our letter dated August 3, 2007. We reissue our prior comment in part. Please revise yours discussion to indicate how you will determine whether a board member is “interested” in the transaction and what constitutes a “material economic interest.” Similarly, indicate what types of transactions, if not all, will be subject to this approval process.

Response: In response to the Staff’s comment, we have revised the disclosure. Please see pages 96 - 97.

Securities and Exchange Commission
September 27, 2007

Financial Statements
14.	Please revise to update the unaudited interim financial statements to include the 26 weeks ended August 4, 2007 in accordance with Rule 3-12 of Regulation S-X.

Response: In response to the Staff’s comment, we have updated the unaudited interim financial statements to include the period as of and for the 26 weeks ended August 4, 2007, where appropriate. Please see pages F-3, F-5, F-7, F-10 and related notes to the consolidated financial statements.

15.	We note your responses to comments 51 and 57 in our letter dated August 3, 2007. Both of these comments require additional disclosure and or supplemental information related to the initial offering price of the common shares. We may have additional comment when the IPO price is available. Please update the information in Annex C to include grants subsequent to our initial comment letter.

Response: In response to the Staff’s prior comment 51, we have added pro forma disclosure of the offering and pro forma earnings per share for the latest year and the six months ended August 4, 2007. Please see pages F-3, F-5 and F-12. We supplementally advise the Staff that we understand that the Staff may have additional comments in connection with this information.

In addition, we respectfully submit that the analysis of our response to prior comment 57 is not dependent on the price range.

We supplementally advise the Staff that we have updated the information included in Annex C for options granted subsequent to the initial comment letter.

In order to assist the Staff in its analysis with respect to our option grants, we are supplementally providing the Staff with the following discussion regarding the Company’s valuation methodology and option grants during the 12-month period prior to filing its Registration Statement on Form S-1 on July 6, 2007. The discussion includes the methodologies used to determine the fair market value of the Company’s common stock for purposes of determining the exercise price of the Company’s stock options, and the events that have impacted the Company’s valuation during the relevant time period. All share and per share amounts reflected hereafter are presented on a pre-split basis.

The Company has a history of issuing stock option grants to employees, directors, and others dating back to 1993 under various stock option plans as described in our Registration Statement. In accordance with our stock option plans, the Board of Directors is responsible for determining the fair market value of our common stock. To assist the Board of Directors, the Company has obtained independent third-party

Securities and Exchange Commission
September 27, 2007

valuations of the fair market value of its common stock from the same nationally recognized appraisal firm on a regular basis since 2000.

The following table summarizes options granted during the twelve-month period prior to the filing of our initial Registration Statement (all numbers are shown on a pre-split basis):

Employee Option Grants July 2006 - July 2007
			Option	Underlying
Grant	Options		Strike	Share
Date	Granted		Price	Fair Value
10/24/2006	755,000		$5.80	$5.80
12/20/2006	120,000		5.80	5.80
2/28/2007	58,000		7.52	7.52
5/15/2007	70,000		7.89	7.89
7/18/2007	388,000		9.99	9.99
7/18/2007	500,000	(1)	9.99	9.99
7/18/2007	500,000	(1)	16.00	9.99
(1) - Represents a grant to our Chief Executive Officer of 500,000 options at the current fair market value and 500,000 options at a price as determined by the Compensation Committee and the Board of Directors.
Valuation Methodology

As mentioned above, the Company has obtained valuation reports from the same nationally recognized third-party appraisal firm on a regular basis since 2000. For the twelve-month period prior to filing our initial Registration Statement, the Company obtained contemporaneous valuations to coincide with option grant approvals, which occurred during our regularly scheduled Board meetings.

The methodology for estimating the fair market value of the Company’s common stock utilized by the third-party appraisal firm follows the guidance set forth in the AICPA’s Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The third-party appraisal firm estimated the Company’s enterprise value using both the market and income approaches. The Company’s historical operating performance and projected Earnings Before Interest and Taxes (EBIT) and Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) assumptions were consistently applied in both approaches.

The market approach uses direct comparisons of comparable publicly traded companies and the valuation of their equity securities to estimate the fair value of the common shares of privately issued securities. In determining a market-based estimate of our enterprise value, the third-party appraisal firm assessed our financial performance against a comparable set of high-growth specialty retailers. The firm developed a range of

Securities and Exchange Commission
September 27, 2007

valuation multiples based on the historical and projected EBIT / EBITDA and the actual market-based enterprise valuations. This range of valuation multiples was then applied to representative levels of the Company’s EBIT / EBITDA to derive an estimated market-based enterprise value. The multiples applied were consistent over the twelve-month period.

The income approach converts future economic benefits into a present value. The third-party appraisal firm used the discounted cash flow method which measured our forecasted future unlevered free cash flows based on our five year plan projections. The analysis included a sensitivity analysis surrounding the discount rate and the terminal enterprise valuation multiple applied to the cash flow forecast. The discount rates and terminal enterprise valuation multiples applied were consistent over the twelve-month period.

The following table summarizes the valuation results as provided by the third-party appraisal firm during the twelve-month period prior to filing our initial Registration Statement:

	October 16,	February 12,	April 30,	July 7,
	2006	2007	2007	2007
		(in millions)
Enterprise value from operations(1)	$692.6	$820.0	$827.3	$982.6
Adjusted enterprise value(2)	$574.2	$701.0	$693.5	$855.7
Private company liquidity discount	15.0%	10.0%	5.0%	2.5%
Net aggregate value	$488.1	$630.9	$658.8	$834.2
Diluted shares outstanding(3)	84.2	83.9	83.5	83.5
Per share value	$5.80	$7.52	$7.89	$9.99

(1) — Enterprise value from operations represents the midpoint of the market and income approach derived enterprise value estimates.
(2) — Adjusted enterprise value is defined as enterprise value from operations, adjusted for non-operating assets and liabilities, debt, accrued dividends, liquidation value of          the non-convertible Series III preferred stock, and assumed option proceeds.
(3) — Includes outstanding common and preferred shares, and dilutive options.

Securities and Exchange Commission
September 27, 2007

Valuation Driver Milestones
The increases in fair market value of the Company’s common stock during this 12-month period are attributed to a mix of the following:

Continued strong increases in financial performance as measured by EBITDA as included in the market valuation approach.

Decrease of the private company liquidity discount from 15.0% to 2.5% over the period to align the private company common stock fair market value to a planned 2007 IPO event.

Revisions to our rolling five year plan and the passage of time resulting in older periods being removed and replaced with higher performing periods due to the Company’s forward looking growth plans. As the Company continues to achieve its growth targets, the income approach continues to reflect increases in enterprise value as determined by projected cash flows and the expected future terminal value.

Third-Party Stock Sales

In February 2007, the Company reacquired 146,348 and 214,077 of its outstanding Series I and Series II preferred stock, respectively, from BCI Growth III, L.P. (BCI), a sophisticated investor and shareholder of the Company for over 10 years. The purchase price of $5.00 per share (pre-split) was the negotiated price determined at arms length between the Company and BCI. We believe this transaction supports the Board of Directors common stock value of $5.80 applied to the October and December, 2006 option grants.

Midpoint Common Stock Value (Pre-Split)

We began to seriously consider an initial public offering in early Spring 2007 after the close of fiscal 2006. The Board of Directors approved the selection of a banking group in April 2007 and we filed our initial Registration Statement on July 6, 2007. The initial pricing provided by our two lead bank teams in September 2007 on a pre-split basis reflected a midpoint of the range of $9.48, which reflects a customary IPO discount. The prospectus cover price range of $14.00 — $16.00 reflects a reverse stock split ratio of 0.6320-for-1 from the pre-split range of $8.85 to $10.11.

Conclusion

Based on the information provided above, we believe the stock options granted during the twelve-month period prior to filing our initial Registration Statement were properly valued by the Board of Directors in all material respects. We also believe that we have taken the necessary steps, including obtaining contemporaneous independent valuations, to properly assess the fair market value of our common stock during the preceding 12-month period prior to the Company’s filing of an initial Registration Statement.
* * * *

Securities and Exchange Commission
September 27, 2007

     If you have any questions regarding the foregoing responses or the enclosed Amendment or need additional information, please do not hesitate to contact me at (312) 876-7680 or Seth Diehl at (312) 876-7634.

Very truly yours,
/s/ Christopher D. Lueking

Christopher D. Lueking
of LATHAM & WATKINS LLP

Enclosures

cc:	Gregg R. Bodnar Robert Guttman, Esq. Seth Diehl

12

ANNEX A
Marked Amendment No. 2 to the Registration Statement on Form S-1
(attached)

ANNEX B
Supporting Chart and Back-Up for
“Largest Beauty Retailer”
(attached)

ANNEX B

ANNEX C
Schedule of Option Grants
PRE-SPLIT

Grant	Strike	Options
Date	Price	Granted
2/26/2004	$1.65	628,029
5/18/2004	1.65	254,000
6/21/2004	1.65	550,000
7/15/2004	1.65	235,000
10/26/2004	1.65	406,000

		2,073,029
7/19/2005	2.10	1,115,815
10/25/2005	2.10	197,000

		1,312,815
4/26/2006	2.60	1,230,000
10/24/2006	5.80	755,000
12/20/2006	5.80	120,000

		2,105,000
2/28/2007	7.52	58,000
5/15/2007	7.89	70,000
7/18/2007	9.99	888,000
7/18/2007	16.00	500,000

		1,516,000

POST-SPLIT

Grant	Strike	Options
Date	Price	Granted
2/26/2004	$2.61	396,914
5/18/2004	2.61	160,528
6/21/2004	2.61	347,600
7/15/2004	2.61	148,520
10/26/2004	2.61	256,592

		1,310,154
7/19/2005	3.32	705,195
10/25/2005	3.32	124,504

		829,699
4/26/2006	4.11	777,360
10/24/2006	9.18	477,160
12/20/2006	9.18	75,840

		1,330,360
2/28/2007	11.90	36,656
5/15/2007	12.48	44,240
7/18/2007	15.81	561,216
7/18/2007	25.32	316,000

		958,112

ANNEX D
Market Studies and Surveys
(Marked, with Index)
(attached)

ANNEX  D
|sf;|||g|>;|||J Page 60 Market size $35 bn beauty products industry — Kline & Co. Page 1 $40 bn salon services industry — IBISWorld Page 18 Changes in consumer shopping preferences 2000 — Kline & Co. Page 3 2006 — Kline a Co. .......................... Page 1 —— —
Page 61 Changes in consumer shopping preferences 2000 — Kline a Co. Page 3 2006 — Kline a Co. Page 1 Specialty retailers NPD reference from WWD Page 54 Reasons to shop at specialty stores NPD ......................................... Page 48 — Page 62 Generation X American Express Page 11 Generation Y U.S. Census Page 49
Page 69 Changes in consumer shopping preferences
2000 — Kline a Co. Page 3
2006 — Kline a Co. Page 1

> m, * Beauty Retailing USA 2006 Revitalization and Recovery Kline’s seventh-edition report on the dynamic retailing environment for cosmetics and toiletries. Issues and challenges to be addressed include:
· What will be the impact of the divestiture of May Co.? · Estee Lauder’s Beauty Bank: Is Coach the next frontier? · Is Wal-Mart scaling back in beauty? · Are Skincare Centers the solution for CVS? · Will Sephora put J C. Penney on the map again? ©Kline .T.rrovJSisri www.klinegroup.com

2

Beauty Retailing USA 2006
Report Outline
L INTRODUCTION
2. EXECUTIVE SUMMARY 3. PURCHASE CHANNELS
A review of all purchase channels for cosmetics and toiletries, with detailed descriptions and analysis for each channel shown in Table 1. Each profile includes the following:
·Channel developments ·Sales and analysis by subclass ·Number of doors/stores ·Leading retailers ·Role of cosmetics and toiletries · Manufacturers’ sales by product category for 2001 and 2006
· Retail sales by product category for 2001 and 2006
· Promotional and advertising activity
· Role of private-label products
· Outlook to 2011
4. PRODUCT CATEGORIES
Profiles will be given for each of the categories listed in Table 2. information provided in each category profile includes the following:
· Historical overview
· Key developments and shifts
· Analysis by purchase channel
· Manufacturers’ sales by purchase channel for 2001 and 2006
· Retail sales by purchase channel for 2001 and 2006
· Outlook to 2011
5. RETAILER PROFILES
Profiles of 10 retailers (as shown in Table 3) win be provided with specific discussion pertaining to the cosmetic and toiletry business of these companies- Profiles will include:
· Overview
· Corporate sales
· Number of stores
· Competitive focus and strengths
· Role of cosmetics and toiletries
· Role of private-label products
· Recent developments
· Marketing activities
· Outlook to 2011

4

Beauty Retailing USA 2006



Table 1 PURCHASE CHANNELS	
Department stores ■ Low-end (e.g., Sears, J.C. Penney, Kohl's) ■ Traditional (e.g., Macy's, Dillard's) ■ Specialty (e.g., Nordstrom, Neiman Marcus)	**Food outlets** ■ Traditional supermarkets ■ Superstores ■ Food/drug combination stores ■ Supercenters/combo stores ■ Convenience stores
Direct marketing ■ Person-to-person ■ Home shopping networks ■ Infomercials ■ E-commerce ■ Catalogs and other direct response	**Mass merchandisers**
Dollar stores ■ Chain dollar stores ■ Independents	**Specialty stores** ■ Vertically integrated (e.g., Bath & Body Works, Origins) ■ Cosmetic specialty (e.g., Sephora, Sally Beauty, Ulta) ■ Apparel (H&M, Banana Republic)
Drug outlets ■ Chain drug stores ■ Independents	**Warehouse clubs**

Table 2 PRODUCT CATEGORIES	
Fragrances ■ Fragrances for men ■ Fragrances for women	**Hair Care** ■ Ethnic hair care products ■ Hair coloring products ■ Hair styling products ■ Shampoos and conditioners
Skin Care ■ Bath additives ■ Facial treatments ■ Hand and body creams, lotions,and treatments ■ Sun care products	**Color Cosmetics** ■ Includes blushers, eye makeup, make-up bases, face powders, lipsticks, and nail polishes (Color cosmetics are analyzed as single category, given that the distribution patterns for individual products are similar)
Oral Care ■ Mouthwashes ■ Toothpastes	**Other Toiletries** ■ Deodorants and antiperspirants ■ Personal cleansing products

Table 3 RETAILER PROFILES	
The Body Shop	Federated Department Stores
BJ's Wholesale Club	J.C. Penney
C.O. Bigelow	Nordstrom
CVS	Target
Drugstore.com	Trader Joe's

cBeauty Retailing USA 2006
Objectives
The objectives of Beauty Retailing USA 2006 are to provide subscribers with an accurate and independent assessment of cosmetic and toiletry purchase channels and. most importantly, to deliver the information and insights required to capitalize on changes in these channels.
To complete these objectives, Kline will analyze the market for cosmetics and toiletries by conducting extensive primary research with retail executives, buyers, distributors, sales representatives, manufacturers, and marketers in the beauty products industry.
Based on this research, together with information from Kline’s databases and previously published market research reports, the study will present an objective and pragmatic assessment of issues confronting marketers today.
Sources and Methodology
Members of Kline & Company’s Consumer Products practice will conduct the research and analysis for Beauty Retailing USA 2006. Using previous editions of our retailing series, as well as our Cosmetics & Toiletries
USA annual service and other.marketing data as a foundation, the sources of data for the study will consist of the following:
· In-person and telephone interviews with retail execu
tives, category managers/buyers, store/counter man agers, distributors, sales representatives, manufactur ers, marketers, trade organizations, and consumers
· A review of pertinent secondary materials, including
annual reports, 10-Ks, company literature and other reports, product literature, trade publications, and nonconfidential information (ram Kline’s extensive database
· Store and Web site checks to obtain information on
product selection and availability, display and sales techniques, and other merchandising trends
Forecasts in this report will be generated with Kline’s FutureView Scenario Forecasting Model. With the enhanced forecasts, subscribers can see how adjustments in the assumptions behind the forecasts can bring about different outcomes-
Tentative Schedule
The report is scheduled for publication in the second quarter of 2007. Draft sections can be made available to subscribers prior to final publication.
Subscription Terms and Privileges
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The Kline Group iCredentials
Kline & Company is an international management consulting and market research firm offering a broad range of services to the consumer products, cosmetics and toiletries, and chemicals industries.
Established in 1959 as a specialist in the chemicals field, Kline has evolved over the past four decades to provide consulting services and syndicated market research reports across the entire value chain. We help management solve practical problems in marketing strategies, acquisition and divestiture programs, and the appraisal of new technology. Kline provides clients with facts, forecasts, and recommended solutions to business problems, based solidly on the realities of the market as well as modern strategic principles.
Through our Consumer Products practice, Kline has attained a leadership position in providing consulting services to the consumer products industry. Our firm has developed in-depth expertise in this area by tracking and analyzing U.S. markets for cosmetics, toiletries, fragrances, and household products for more than 40 years.
In addition to our resources in the finished goods sector, Kline has a thorough understanding of the markets for specialty raw materials for consumer products through our Specialty Chemicals practice.
The Consumer Products Practice has published its Cosmetics & Toiletries USA syndicated report annually since 1980. Beauty Retailing USA, now in its seventh edition, was first published in 1992. These reports are considered the authoritative source of information on the U.S. personal care market. A partial list of other recently published syndicated analyses by the Consumer Products Practice and those currently under consideration is shown below:
· Global Cosmetics and Toiletries
· Competitor Cost Structures
· Home Fragrances USA
· Household Cleaning Products USA
(annual service)
· Professional Skin Care
· Salon Hair Care USA
· The U.S. Male Grooming Market ·1

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or planning to make. The Boomers are more likely to own original art (31% as compared with 24% among Gen X), a fine jewelry collection (29% to 25%), a vacation/second home (26% to 18%) and an antique or other collection (24% to 18%). Members of Gen X, by comparison, are more likely to place a greater emphasis on active or experiential ‘toys’ such as sports cars, (owned by 28% of Gen X compared with 24% of Boomers) and boats and yachts (21% to 17%).
Dramatic Spending Differences Among Rich vs. Affluent
The survey also looked at the difference in spending patterns and attitudes between the rich and the affluent. In this survey, the rich sample earn an average of $390,400 per year with approximately $10 million in investible assets and represent the top 2% of American households. The affluent sample earn an average of $152,500 per year with approximately $1 million in investible assets.
In comparing the rich with the affluent, the rich spend three times more than the affluent in both the luxury goods and luxury experiences categories — an astounding $81,172 total per year. And in several categories the rich spend nearly four times as much as the affluent. For instance, the rich spend $17,185 on luxury jewelry and watches vs. $5,163 by the affluent; $12,831 on luxury pet products vs. $1,316; $11,679 on luxury children’s goods vs. $3,577; $9,931 on luxury fashion accessories vs. $2,898; and $7,703 on luxury wines and liquors vs. $1,880.
Interestingly, the rich spend about as much on luxury products for their pets as they do on luxuries for the children.
The rich also indulge more in luxury experiences than the affluent, spending three times more in almost every category: $6,281 on personal and health services vs. $1,851 by the affluent; $6,363 on entertainment vs. $1,791; $9,313 on sporting events vs. $2,891; $7,611 on dining vs. $2,632; and $17,051 on luxury travel vs. $7,815.
Value Conscious But Willing to Pay More For Personal Service and High Quality
While the luxury consumers surveyed buy luxury in a variety of categories, they also enjoy shopping wisely and searching for the best value and price.
· 80% of luxury consumers surveyed agree with the statement, “Getting a discount or finding a really good sale price on a luxury item makes me feel like a smart shopper.”
· 63% agreed that “The price of most luxury goods is too high, and I rarely pay full price for a luxury brand.”
· 58% said their last luxury purchase was bought on sale and 83% said a sale or discount was very or somewhat important to their purchase decision.
“The luxury shopper is value conscious and passionate about getting the best price. However, despite their propensity to watch their wallets, they are willing to pay more for superior service and greater convenience,” said Peggy Maher, senior vice president and general manger, Consumer Charge Card, American Express Company. “Most of the wealthy consumers surveyed come from middle-class backgrounds and are thus more value-conscious. As we know from our Platinum Cardmembers, they are willing to pay for goods and services as long as they see the value.”
About two-thirds (64%) of wealthy consumers surveyed are willing to pay more for special services when they travel or shop at a more exclusive boutique. The overwhelming majority of survey respondents said luxury had to do with quality and service, not a price tag or label.
· Nearly 80% of the luxury consumers surveyed agreed with the statement, “An important part of my enjoyment of a luxury experience is how well the service personnel treat me and the extra service they provide.”
· Sometimes buying luxury is based on pure convenience with 43% of wealthy consumers agreeing, “I often trade off spending more money for convenience, because I know I could find it cheaper but it is just too much of a hassle.”
·

o About The American Express Platinum Luxury Survey
The American Express Platinum Luxury Survey was a quantitative survey conducted in March 2005 among a random cross-section of 770 wealthy consumers in the U.S. Including:
· 270 consumers with a household income over $200,000 of any age group
· 250 Baby Boomers with a household income of $125,000 to $199,999 (average age of 50 years)
· 250 Gen Xers with a household income of $125,000 to $199,999 (average age of 34 years)
Those surveyed had to possess an income of at least $125,000 to be considered and were not required to be American Express Cardmembers to participate.
AH of the participants purchased a luxury good or experience in the pest 12 months to qualify- The average income of the respondents was $235,900. Unity Marketing conducted the survey on behalf of American Express,
http://home3.americanexpress.com/corp/pc/2005/genx_lux.asp

where knowledge is power
IBISWorld Industry Report
March 26 20C7
Hair, Nail and Skin Care Services in the US: 81211
·;»% ,? ·/-’’?:”? “•••*’ “*” iiC-1 :.;:”.:~"-X’”.”.•••:• :T;”-"'"-rV;;- . ;••• -. ;;;•-:•,:••;- V;;5;=Tiv‘;v”;.-:;r •’;.•/:] ~— ·• , wKii’.ftS*’!*?*’5.** ’•’•Sfi’i’i c?aa;i;PUiSf&:4SffW; iiJftSJt»p;s*!6y3s.p"'
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Contents Industry Definition ......................................... 3 ... ACTIVITIES (PRODUCTS AND SERVICES)- .. 3 ... SIMILAR INDUSTRIES .......................................... 3 .. DEMANDS, SUPPLY INDUSTRIES .................................. 3 .. Key Statistics .............................................. 5 ... CONSTANT PRICES ............................................. 5 ... CURRENT PRICES .............................................. 5 ... REAL GROWTH ................................................. 5 ... RATIO TABLE.. ............................................... 6 .. GRAPHS ...................................................... 6 ... Segmentation ................................................ 7 ... PRODUCTS AND SERVICE SEGMENTATION ........................... 7 ... MAJOR MARKET SEGMENTS ....................................... 8 ... INDUSTRY CONCENTRATION ...................................... 9 ... GEOGRAPHIC SPREAD ........................................... 10
Market Characteristics 12
MARKET SIZE ................................ 12
LINKAGES ................................... 12 .. DEMAND DETERMINANTS ........................ 12 .. DOMESTIC AND INTERNATIONAL MARKETS .................................. 13 .. BASIS OF COMPETITION..,’ ................... 13 .. LIFE CYCLE ................................. 13 .. Industry Conditions .......................... 15
BARRIERS TO ENTRY .......................... — ........................... 15 .. TAXATION ................................... 15 .. INDUSTRY ASSISTANCE ........................ 15 .. REGULATION AND DEREGULATION ................ 15 .. COST STRUCTURE ............................. 16
CAPITAL AND LABOR INTENSITY ................ 16 .. TECHNOLOGY AND SYSTEMS ..................... 17 .. INDUSTRY VOLATILITY ........................ 17 .. GLOBALIZATION .............................. 17 .. Key Factors .................................. 18

CURRENT PERFORMANCE ........................ ;,.’ ............ :...:’. ............ 25 .. HISTORICAL PERFORMANCE ..................... ; .. ..............I.! .. 28 .. Outlook ...................................... ; ............... ‘.” .............................. 31

Industry Definition
This industry comprises establishments primarily engaged in one or more of the following: (1) providing hair care services; (2) providing nail care services; and (3) providing facials or applying makeup (except permanent makeup).
ACTIVITIES (PRODUCTS AND SERVICES) The primary activities of this industry are:
· Barber shops
· Beauty salons
· Cosmetology salons or shops
· Nail salons
· Beautician services « Beauty and barber shops, combined
· Beauty parlors
· Beauty shops
· Esthetician (i.e., skin care) services
· Facial salons
· Hair stylist salons or shops, unisex or women’s
· Hair stylist services, unisex or women’s
· Hairdresser services
· Hairdressing salons or shops, unisex or women’s
/ • Make-up (except permanent) satons
-MJ The major products and services in this industry are:
· Hair Care Services « Nail Salons and associated services · Barber Shops
SIMILAR INDUSTRIES
Industry: s 61151 — Technical and Trade Schools in the US
Description: Establishments primarily engaged in offering training in bartering, hair styling, or the cosmetic arts
Industry: B 62 — Health Care and Social Assistance in the US
Description: Establishments primarily engaged in providing medical skin care sen/ices (e.g., cosmetic surgery, dermatology)
Industry: — 81219-Other Personal Care Services in the US
Description: Establishments primarily engaged in providing massage, electrolysis (i.e., hair removal), permanent makeup.
or tanning services
DEMAND & SUPPLY INDUSTRIES
” 42221 — Drugs and Druggists’ Sundries Wholesalers in the US s 44612 — Cosmetics, Beauty Supplies and Perfume Stores in the US
” 53112- Lessors of Nonresidential Buildings (except Miniwarehouses) in the US \\J

81232 — Drycleaning and Laundry Services (except Coin-Operated) in the US 81411 — Private Households in the US \1

c K-. N.->:.vr:S-n C,-"-. V, t
RATIO TA8LE
Imports share of domeste demand Exports Share of Revenue A/erage Revenue p>ef Employee Wages aid Salaries Share ol Revenue
: 2001
N/A
N/A ‘0.04
·26.10
2002 ‘ 2003 2004 2005
N/A N/A MA N/A % N/A N/A N.’A N/A % ‘0.04 •0.04 •0,04 ‘004 $MiH ‘26.10 ‘26.10 ‘26.10 ‘26.10% —— —— —
c. GRAPHS Revenue
45000 -I 40000 • 35000 30000 .1 25000 J 2QOOCH 1SOOO 10000 • 5000 • 0
0 Revenue Growth Rate Q Employmenl
1200000
1000000 90COOO
‘1 600000 3
400000 • 200000 0 - -0 ~S.CONTS 8 (N ?5

o Segmentation PRODUCTS AND SERVICE SEGMENTATION ProducV’S6rvic8s Sham “S3 Hair Care Services 91.5% BS8 Nafl Salons and associated services 5.4% • Barber Stops 3 I %
c · Results from the US Census Bureau’s 2002 Economic Census indicated lhat there were 4,060 barbers’ shops which had total revenue of $508.3 mi.’lion; there were 73,933 beauty salons with aggregate revenues of $15,098 million and 8,481 nail salons with combined revenues of $869.7 million. These results excluded figures for non-emcloysr establishments (i e. sell-enpioyed persons).
For Hair Care/Beauty Salons:
· This segment includes both female and unisex salons.
· Revenue from hair sen/ices accounts for 79.0% of the tolal segment sates, revenue from nail services accounts for
4.5%, rental income from leased stations and booths w.thin beauty salons accounts for 3.9% and sales of hair care. revenue from diet and weight reducir\g programs accounts for 0.9% and merchandise sales tor 5.3% of total levenue. Other sales revenues accounts for the remainder.
· Sub-leasing of soace to nail and other personal care service providers is a significant componeni of the total personal care services offered by some beauty salons, such as nail or diet service operators. In all, about 20,0% of beauty salons derive additional income from the sub-leasing of areas to otner beauty operators.
· The most common beauty services provided include eyelash and eyebrow tinting hair removal and manicures.
· The major benefit provided to clients by the beauty salon industry is the feeling of oe;ng tampered and. associelec!
with this, total satisfaction with the end result These factors are more important ihsn price to the client. However, segments of the industry still continue (o compete heavily on srice.
· Day spas, offering massages and other sen/ices fa.- the mind and body lo assist in relieving stress and the built up of life pressures, is currently a growth segment in the beauty area. Surveys indicate that since 1997, about 8.0% of saters hat offer har and nail treatments have also commenced to con vet and offer cay spa treatments and this is expected 10 grow further.
Nail Care Salons
· Revenue from stand alone, independent conlraclors, those located within h.air care salons, and including booth renters, is estimated to account for 5 A % of tolal industry revenue.

c k.i.- m..i
· Revenue from nail services accounts for 95.5 % of lotol revenue, hair sen/ices accounts for 0.6%, renlal income from leased stations and booths w-th’n jeauty salons accounts for 1.1 % and sates of merchandise accounts for 0.7 % of total revenue. » For 2005, research by N’A’LS magazine indicated that there were 57,838 salons in operation, and that there were 380,635 licensed technicians — or an average ol 6.6 per salon. The estimated revenue of this segment by this magazine was $6.430 -mllion, which decreased by 6 % over 2004. This translated to an average annual revenue of $111,173 psr salon or $16,893 per licensed technician. Again, (he major benefit provided by the nail care segment to their clients is the feeling of behg pampered anc, associated with this, satisfaction with the end result.
· The magazine reported that at leas! 75 % of nail salons cffe’ed manicures, scrylics (any type), paraffin dips, nail art and waxing services 61 % offered hair care, just under hclf offered gels/U’v light-cured systems and 42 % used fibreglass. Around s third of salons offered facials, massage, make up application, skin care, silk wraps, colored/design acrylics and UV top coat service, Between 20 and 25 % offered nail jewelry, feflexology. powder/gel extensions, tanning, arorraherapy treatments, earpiercing and airSrushing.
· In 2005. 95.6 % of salon employees were female, and 96.4 % of salons were licensee. Most people have been doing nails for an average of 8.6 years and the average age lor technicians is just over 38 years. 33.5 % were salon owners doinc nails, 32.2 % ware nail technicians’booth renters, 25.7 % were nail technirans/employees. 5.7 % were salon managers or nail department managers who did nails. The average salon had 2.3 nail technicians. 93.6 % of clients were female, mostly aged 26 years and over and 72,5 % of clients use the service every other week. The average weekly income was $619.52. In terms of payment, 7.6% of employees were on a salary on.y, 13.8 %were on a salary plus commission, 56 3 % were on commission only and 8.9 % en tiered commissions. T.ie average com.Tlission rate was 55,7%. The average number of clients per week was 30.6 end the average prices for services ranged Irom $17.16 for a manicure, $32,45 ‘or a pedicure, $40.23 ‘or a acrylic full nail set (lips with overlay) and $24.36 for an acrylic f/lt, $45.39 fora full set/sculptured acrylic. Most operators ssll retail products for their clients’ use at home. NAILS Magazine estimated that 46 % of nail technicians are Caucasian, 6 % African American, 8 % Hispanic and 37 % Vietnamese.
Barbershops
» The smallest segment of t.iis industry is the barber shops which acccuni for around 3 per cen! of total industry revenue. In 2002 there were 4060 employer establisnments (down from 4242 operators in 1997) which had an average revenue of $124,700 per annum. 94.4 per cent of revenue was derived from hair services and 3.6 per cent from rental of leased stations or booths.
MAJOR MARKET SEGMENTS

1000 or more employees	0	0.0%
	87388	

Source: US Census - County Business Patterns
Note: Released September 2005. Information relates to employer establishments only (i.e. excludes nonemployer establishments).

The table indicates that almost two-thirds of employer establishments have 4 or less employees and with 85.0% having 9 or fewer employees. The industry is small business oriented and will remain so. Therefore, the level of industry concentration is not expected to change in the near future.

GEOGRAPHIC SPREAD

Year: 2007

Share of Employees by Region



Region	Percentage
South East	21.0
Mid East	20.8
Great Lakes	19.1
Far West	12.7
South West	9.1
Plains	7.8
New England	6.8
Rocky Mountains	2.4

Share of Establishments by Region



Region	Percentage
South East	21.9
Mid East	22.4
Great Lakes	16.7
Far West	12.6
South West	8.4
Plains	7.8
New England	7.5
Rocky Mountains	2.7

Share of Revenue by Region

Region Percentage
· SojlriEest 21.3 I BB Mid East 20.9 |
· Great Ukes 17.7 i ‘
· FarWesI 13,7 ‘M South West 91 HA Plains 75
· New England 72
· Rocty Mountains ?.3
The general regional share of overall s provided in the table below from US Census.
psftr” 7f ‘.,”—— ,?:,:;’’r"- sPercsrrtage New England 4.8
Mki Easl 15.9
Great Lakes 15,3
Plains 6.7
Souti Easl 25.1
“South West ‘, ‘ 117
ftocky Mis 34
Far West 17.1
Tola) 100
—— —
Soufce ICISvVortd
In general, Ihe location of hair care and beauty salons is found ir> drecl proportion lo an area’s population (and in areas such as the CBO in terms of workforce) size and numbers and this pattern hss no; changed skjnfficsnt!y over time,
Nail salons, however, lend to be more concentrated in the relatively highe— household income suburbs.
For this induslry it len-as to have 3 higher concenlration, in terms numoer of salons, above average size and revenue, in the Rocky Mountains, South Weal, Plains, Mid Easl and New England regions — many of which have large population and cities. This is reinforced by olher information provided below.
In terms of nail salons, NAiLS Magazine in 2005 estimated that 175% were in the Mid West (particularly in Illinois.
Michigan and Ohio}, 30.7% res;ced in the West (particularly California and Texas), 22,7% in the South (particularly
Florida), 25.9% resided in Ihe Eastern (paTfcularty New York. New Jersey and Pennsylvania) and 3.2 % ir. :he
Mountain region (particulafly Colorado), The is, again, largely related lo populalion distribution across all regions.
This level o’ geographic concentration is expected by iBISWorld to not change in tie near future.

ccMarket Characteristics
MARKET $I2£
· IBISWorld estimates thai, in constant 2005 prices, the Hair, Nail and Skin Care Services Industry will generate
$42,107 million in revenue in 2007, which represents real revenue growth of 2.3%.
· This industry wiH also contribute an estimated 523,293 million to the US economy in 2007, which represents 0.17% of total GDP.
In 2007. iBISWorld also estimates that this industry;
· Consists of approximately 769,5’8 establish-nenis.whch is 1.8% higher than in 2006
· Employs ap:roxirna(ely 1,05 mil ion, which is 1.8% hichsrlhan in 2006.
· Pays total wages of $10,S11 million, which was 2.4% hkjnsr than in 2006.
· In 2005. according to NAILS magazine Ihs’e were 57,838 salons (up from 51,571 licensed nail salons in 2002 and from 54,120 in 2004). These h’vea (oial of 380,535 licensed technicians (up from 368.813 in 2002. but down 1.9% over 388.635 in 2004), or an average o’6,6 technicians per licensed salon. Industry revenue was estimated to have decreased 6.0%, in nominal terms, to 55/30 million in 2005 (compered wiiri $6,450 million in 2002 ana $6,80 million in 2004).
LIMKAGES Demand Linkages
“81411- Private Households in the U S
Private households account for nearly all of the demand for services provided by this industry.
Supply Linkages · 42221 — Drugs and Druggists’ Sundries Wholesalers in the US
Supply of cosmetic and reteted products • 44612 — Cosmetics, Beauty Supplies and Perfume Stores in the US
Supply of products for direct use ana sale
” 53112 • Lessors of Monresidenlial Buildings (except MinJwarehouses) in the US Leasing of shop space
3 81232 — Orycteaning and Laundry Services (except Coin-Operated) in lha US Laundry services for linen
DEYAND DETERMINANTS
· Most households sccess hair care salons.
· IBISWorld analysis indicates that the industry displays a high degree of sensitivity to changes in household dispcsabfe income, which results from changes m employment and from tax and interest rales. More recerlly, the high and inaeasing gas prices is also having an adverse effect on disposable income, and consumer expenditure H is evident that as the growth in household disposable income changes 3 sh.ft in (he ‘requency of use of services occurs. Also, (here .3 a shift in trie use of higher priced/value added services (above the basic cut service), and in the purchase of haircare and beauty products from salons. Other importanl aspects include population growth and the progressive aging of the population, particularly, among a ponion the post-war baby boom era that are now retiring or
·

c:C approaching retirement, with a far higher level of disposable incomes and wealth, and fewer financial commitments than previous generations.
· Day spas, offering massages and other services for the mind and body, to assist in relieving stress and Ihe built up life pressures is currently stil a growth segment in the na.ls segment. NAILS Magazine industry survey indicated thai in 2001, 36% of satons offered spa sen/ices.
· The Arner-can Salon G’een Book indicates thai day spas are a growing segment and almost half of all people who use a day spa are between the ages of 34 and 52, many have college degrees and over a Ihird earn more Ihgn $75,000 per annum. Mosl spas are used for relaxation purposes.
· Surveys have also indicated that Ihe number of men using salons is increasing and for a greater array of services such as hair, skin, nail -regiments, and they are also purchasing Ihe salons’ retail products,
DOMESTIC AND INTERNATIONAL MARKETS
Domestic and International Markets Exports
Exports in (his industry are tow Exports in this industry are steady
Domestic and International Markets Imports Imports in this industry are low Imports in this industry are steady
Domestic and International Markets Analysis
· In general, the industry services the needs of the domeslic market.
· One majcf operator, Regis Corporation has. however, expanded both its company owned and franchised salons internationally. In late-2005, the company’s North American operations rnduded 6.551 corporate salons and 2,310 frcnchised ones, while internationally \ had 426 corporate salons and 1.592 franchised ones, mainly located in the UK, France, Italy and Spain. It had 55.000 corporate employees globally (an average of around 8 per salon). However, Ihe company generates 85% of ils revenue domestically.
BASIS OF COMPETITION Competition in this industry is high Competition in this industry is increasing
» IBISWortd contends that the basis of competition in (he hair care component appears, overwhelmingly, to be price-based, due to both the number of operators and the ease ol entry into Ihe industry
· Many more successful operators, however, compe’e on the basis of quality service, consistent cuts and services and according to the client’s wans and desires. They also seek to ensure higin client satisfaction and return rates and, therefore, obtain the benefit of good word of mouth recommendations.
· Many of Ihe same factors are important in the nails salon segment — wi:h sanitation and service being important.
life cycle
Life Cycle Stage
The life cycle stage is growth
Life Cycle Reasons
· Changing age structure of Ihe population. · Changing attitudes to beauty and other treatments, by boih males and females
•

· Increased demand (or day spas. Life Cycle Analysis
· While over the longer term,, Ictal resl industry revenue lends to grow slowly and in line with the domestic population growth, there are a number of segments that are growing at slightly faster rates.
· A part of this industry w.hicn is in 3 growtn phase is the beauty segment and is related to the changing age structurs of the population and (he increasing demand tor more facials, beauty treatments, hair colorings, nails and general pampering etc.
· Sons industry segments, such as the bas’c hair cut se-vices. operate in a \ieiy price competitive environment, and this may be an indication that there may be too many operators in some segments.
· Sons industry services, particilarty oesuty and health ones, are increasingly being provided in health retreats and holiday resorts.
· New services are increasingly being offered by operators — including unique or custom ones
· which reinforce
pampering — and can be linked lo massage, facials, tanning, waxing and leflexology
· Growth in this industry is occurring in the franchising area • both domestically and internationally, and wilh further potential for further growth over the outlook period.
•

Industry Conditions BARRIERS TO ENT3Y Barriers to enlry in Ihis industry are tow These barriers are steady
· The level of capital investment required .5 low.
· Operators csn lease suitable premises,
· Operators can lease equipment.
· Some training is required
Analysis
· The barriers to entry are low. The industry relies on personal skills and training and new operators have the ability to lease a.’l their equipment and to renl retail space to enter the industry. Seme licensing of operators occurs in some States
TAXATION
Licensing of Estabfertment 50 • 100% Industry Specfic Licensing erf Individuate 25-50% Industry Specie
C » In some Stales, there are annual’y renewable license lees lor the location/shop where hair and beauty care services are provided, as well as for individually qualified persons.
INDUSTRY ASSISTANCE
The level of Industry Assistance is none
The trend of Industry Assistance is increasing
There are nc specific tariffs for this industry
· This industry, like most personal sen/ices ones, is totally unprotected and receives no assistance in any form from government, apart from operators having to meet some licensing requirements. In some slates, the need lot further hair care or beauty apprentices has tc be established first, prior to obtaining the approval of the relevant Slate Board and commencing an apprenticeship.
REGULAT’CN AND DEREGULATION The level cf Regulation is medium The trend of Regulation is increas-ng
· Most Stales have individual requirements for the training and testing of persons in this industry and a consumer complaints process.
· In both the hair and beauty rea’.ment areas (including \y demonstrators and instructors), most people reed to be licensed by the appropriate State Board of Cosmetology and the establishment wnere services are provided may also need lo be separately licensed.
· Licensing requires between 300 and 3,000 hours of study as an apprentice under a ful’y Qualified operator or in an approved/licensed school, sifting fcr a written exam and paying the appropriate license fee. In some States,
·

cMD’./;7RY
apprentices have 10 indicate or prove Inat there is an ac!ual need or demand (or the apprenticeship, prior to approval lo commence. In most Stales applicants have lo be at least 16 years old. All licenses onrl work par-nits must be posted in public view with a current photo attached State Boards also establish and enforce safety and sanitation practice standards (or operators and perfc-rm regular inspections.
· Some of the more specnc regulation may require that all tools and implements used are slenleed/disinfec’.ed, lhal testing be unceraken prior to ha/ coloring and that certain chemicals be not used on “air, naifs or wilh (acia.s. Any special need of people with diabetes, who have a manicure or pedicure, need to taken into accoont No medical services, such as removal of naiss etc.. can tie undertaken.
· Currenl’y, many States are considering legislation to regulate satons which rer( space for a booth to an independent contractor rather Ihsr an employee and (or (he licensing of these activities. These regulations currently vary according to State.
COST STRUCTURE Year; 2006
Item Cost %
•I Wages 26.IV *” Purchases 15.0V •Renl 7.6V m UfMM t‘°°’°’ KsS Employor costs at fringe benefits 2.9%’ m Depreciation 2.0V ii?’ • Comnun nation cosfs 0.7%’ •Repairs and maintenance D.6%1 •I Other 3$1%’ 1 f • Profil S.OV
Analysis
· Since this industry is a labor-intensive, the major cost relates lo wages, which accounts for an estimated 26 % of total revenue.
· Given the general intense state of competition in this indusl’y, Ihe return cr in’/cshient. is generally low, wilh an estimated 5 % margin accruing lo owrers. The small margin makes (his inciisiry financially vulnerable loany changes in demand for services and’er price-based competition II is a:so afectea by any ‘acio- which affecis waes and benefil costs, including recently increasing workers’ compensation insurance and for medical benefits.
CAPITAL AND LABOR INTENSITY The level of Capital Intensity is low
· The industry involves a large degree of personal client service.
l\

- Most areas of operation from taking appointments, to providing hair and nail and other services and cleaning requires direct labor input.
- There has been no significant change in industry operation, which involves a significant change in capital requirements recently.

Analysis

- Ratio: The labor intensity of this industry is determined by the ratio of labor to capital. To calculate this ratio, wage and depreciation costs (taken from the cost structure) are utilized as proxies.
- Labor costs, in total, account for around 50 % of the total and depreciation for under 2 %. The ratio of labor to capital is 1:0.04, meaning that for every dollar spent on wages, only 4 cents is spent on utilizing and replacing equipment and buildings.
- This industry, like all others in the personal services industry, requires a very high direct labor input. Personal quality and professional service are all important, as is client satisfaction with the end result.

TECHNOLOGY AND SYSTEMS

The level of Technology Change is low

- Technology has impacted only slowly on the hair care component. However, technology and products used in the beauty industry have changed dramatically over the last few years with the emergence of new computerized equipment. This includes equipment using the Blend method, which combines electrolysis with a short wave current.
- Franchising has emerged as a major segment in the hair care area and is the major area of change currently affecting it. The major hair care franchisor is Regis Corporation, utilizing its Regis Salons, MasterCuts, Trade Secrets, SmartStyle, Supercuts, Cost Cutters, Hair Masters, Style America, First Choice Haircutters, Magicuts brands both in the domestic and international market (mainly France and the UK, but expanding rapidly elsewhere).

INDUSTRY VOLATILITY

The level of volatility is medium

- The industry is sensitive to economic conditions, including consumer confidence.
- The demand for value added services follows the trend rate of growth of household disposable income.
- Some hair and nail and other services are seen as discretionary by consumers.
- Most households require regular haircuts.
- Continued growth in the nails segment, with spas being popular.

GLOBALIZATION

The level of Globalization is low
The trend of Globalization is increasing

- The industry, in general, services the needs of the domestic market. One major operator, Regis Corporation, has expanded both its company owned and franchised personal hair care salons internationally, but still generates 85% of its revenue domestically

Key Factors
KEY SENSITIVITY
The key sensitivities affecting Ihe performance of the Hair, Nail and Skin Care Services indusiry include:
Consumer Sentiment Index
Description: The level of consumer confidence.
Changes in consumer confidence levels has a direct effect on iheir sae.’icfing on basic snd value added services.
Per Capita Disposable Income
Description1 The level of and/or movements ir, real per capita disposable income
The h’jusiry -s sensitive to changes in ho-jsehcid disposable income, which is affected cy changes in general employment growth as well as in tax and interest rales. H has a direct effect on the demand (or value added services, purchases of merchandise and, to some extent, :he frequency of use of services
Population Growth Rate
Description: The level of population growth in the US
The industry is sensitive to population size, age structure and growth rale within sn individual operator’s catchment area.
f KcY SUCCESS FACTORS The key success factors in the Hair, Nail aid Skin Care Services industry are:
· Access to multtskilled and flexible workforce To have the right mix of people a~d services needed by customers in the catchment area.
· Access lo niche markets
To develop niche areas of service/expertise so 35 not to be as affected by focal price competition
· Having a loyal customer base
Have a highly satisfied and repeat client base.
· Must have license
To have the appropriate liceises
· Maintenance of excellent customer relations
To ensure on-going customer satisfaction and good word of rnoulh recommendations.

Key Competitors
MAJOR PLAYERS Market Share
Jlf
Major Player Regis CorpoiaBon UHla Salon, Coynelics & Fragrance, Inc.
Olher
Market Share
Range
5.91% (2006) 0.94% (20061 93.15% (20061
PLAYER PERFORMANCE
Regis Corporation Brand/Trading Name(s): Regis Salons. MasterCuts, Trade Secrets. Smart Style, Supercuts, Cost Cutters, Hair Master. Style America, First Choice Haircurters, Magiculs Market Share; 5.91%
History
Regis Corporation is the leading hair care and retail salon owner, operator and franchisor, and has its head ofice in Minnesota. It provides a fu! range of services from custom hairslyling, cutting, coloring, perms and manicures ax sells hair care products. It operates under the brands of Regis Salons, MasterCu’.s, Trade Secret, SmartStyle Supercuts, Cost Cutters. Hasr Masters, Style America, First Choice Haircut’ers and Magicuts. Its up market salons operate under the Regis Salons brand, te value-priced salons trade under the Cost Cutters and MasterCuts brands. Regis’ salons are also located in stopping malls (under the brand, Regis, MasterCufs and Trade secret) and s’.np centers (under the brand, Supercuts. Cost Cutters). Tney are also found within Wat-Marls where they trade under the brand, SmartStyie. It continues to expand through a combina’.ion of mergers, acquisitions and openings. As at trie end of December 2005. it had a total of 11,211 company-owned and franchised stores worldwide.
tn January 2006, it was announced tnal a subsidiary of Regis Corporation was to merge wih Sally Beauty Company, a business unit of Albedo-diver Company, the I would own 54.5 % of the new company, subject to shareholder and regulatory approvals. The company would retain the Regis name and continue ‘.o ee headquartered in Minneapolis Sally Beauty Company is a ending gloSa! marketer of professional beauly supplies, with annual revenue of $2.25 bil’ion and with 822 Beauty Systems Stores and 1.244 sales people. Regis was to be transformed into a professional beauty products distribution and services company. However, the merger did not proceed and Regis receive:: $50 million as a merger termination fee. of which cost offsets was So.l mill-on.
A summary of the recent financiai performance of this company is provided in ths following table wilh further discussion below.

cSummary of Recent Financial Performance
: Fiscal Year ‘ . 1 . ‘ “ MtSori Defers Nat • , : • -,” Revenue . ; Percept Growth Income. •Percenl. Growth 19S8 800 M<C 31 N’/C 1999 975 21.9% 30 -32% 2000 1140 16.9% 50 667% 2001 1312 15.1% 53.1 62% 2002 1454 10.6% 70.3 32.4% 2003 1635 159% 86.7 233% 2004 1620 139% 105,0 21.1% 2005 2194 (4.3% 64.6 -38.5%
2006 2431 10,8% 109.6 637% —— —— —— —— —
Source Annual Repofl Nolo “iscal year ending Lie
In 1999, Regis acquired Barbers Hai’styling for Men and Women Inc and Heidi’s Inc. In that year, sales revenue increased to about $975 millon, but net income growth was static at around $30 million (or 3.0% of revenue). In 2000, it acquired Supercuts, UK. For that year, revenue increased lo $1,140 million and net income increased to almost S50 million, which represented 4.3% of revenue. In Seplember 2001. il acquired the French franchisor, GGG.
Fiscal 2001
In fecal 2001, revenue tolaieo $1312 million (up 14.8%) and it had 41.130 employees. Service revenue ;ncreased 14.6% to $893.5 million, aroduct sales increased 156% to S361.9 million, franchise revenue increased 12.0% to S56.3 million and lota) system-wide sates was $1,903 million, up 13.7%, Jusi under 93.0% of revenue (or around 11,200 trillion) was generated in the domestic market. The E8ITDA to sales ratio was around 13.3%. operating income increased 9.1% to $109.3 milton and the net profit margin was aSout 4.0% of sates (or $53.1 milionj. Same store sales growth was 2.8% and total assets was valued at $736.5 rrillon. During the year, it serviced around 118 million customers worldwide through its 5,655 company owned and franchised salons in the US, 632 stores in Canada, 30 stores in Puerto Rico and 364 stores in the UK. The total stores numbered 6,681 worldwide.
The firm generated around two thirds of its revenue from hair services, 28.0% from high margin hair care merchandise sates and 3.0% from franchisor income. It also stocks a range of hair care products. During 2002. the firm planned to open a further 550 stores-Fiscal 2002
In early 2002, the firm expanded its operations to Italy. Spain, Brazil. Belgium, Switzerland and Poland.
It also acquired the Jean Louis David trademark and salons, which was the number ore salon operator in Europe.
In July, it acquired 328 salons operating as BoRics, which generated revenue of $62 miH’or. These were added to an additional 53 salons which had been acquired over the previous tnree months and had a total of $9 miHion in revenue. The BoRics were added to the exisl.ng 3,400 strip shopping center salons. The firm estimated that there were 40,000 salons in US strip shopping centers.

c:c Since the ear!y-1990s, the company made 233 acquisitions, which added 6,622 salons, with annual revenue that totaled 5735 miilion and system-wide sales of over $1,800 million.
For fiscal 2002, system-wide sates increased 18.4% to $2,253 million and total reverse ‘.vere up 10 9% to $1,454 million. Operating income increased 22.5% to S109.3 million, net income increased 32.4% to S70-3 million and Hie EDITDA increased 10.6% to $193.6 rnllion. Aiihe end of June 2002, the company had a Ictol of 8,684 salons, of which 4,776 were company-owned and 3.908 werersnchised. The domestic salons com prised 1,016 Regis Salons, 551 Masterculs, 490 company-owned and 25 franchised Trade Secret, 361 company-owned and 210 franchised Smartstyle/Cost Cutlers and 1,476 company-owned and 1.988 (ranched Sins Centers, internationally, il had 382 company-owned and 1.684 Iranchised stores. Regis Salciis generated $4’6.2 million in revenue. Mastercuts generated $164 8 million. Trade Secret generaled $190 million, SmahStyle genera’.ed S178.7 million, Strip Center generaleu $321.3 million, internationally located salons generated $105,6 million ard franchisee1 revenue generated $77.6 million
Fiscal 2003
At the enc’ of DeceTiber 2002, Ihe comaany had 9,313 salons, of which 5,373 were ccmpany-owned and the remaircer were franchisee, while internationally it had 332 company-owned salons and 1,684 (ranchised ones, it was also announced that the company had acquired Vidal Sassoon salons and acsdernies and introduced a new salon concept, Vidal Sassoon Studios. It also acquired Haircare Limited’s licensing agreement with Procter & Gamble to expand the salon group using the Vidal Sassoon brand name in North America. UK and Germany.
In March, the company announced hat if would expand its European high-’ashion hair salon brand. Jean Louis David, ojlside of New Yod< City and plannec to add between 100 and 200 stores n ;he greater New York, New Jersey and Connecticut areas. In thai same month, the company transferred its stock listing to the NYSE.
In May, the company acquired 286 salons from Opal Concepts, of which 90 were company-owned, and the remainder were f’anchised. The Iranchised salons operated under he Pro-Cuts brand and were prmarily located in Tetas. Over the past 10 years Regis had completed 255 acquisitions, which involved 7,043 salons and annual total revenues of S817 million, and system-wide sales c! over $1,000 mill:on.
For fiscal 20D3, system-wide sales increased 23.0% to $2,600 million, while consolidated Seles he-eased 15.8% to S1.684 5 million (of which international revenue was $171.5 million), and operating expenses was 51,526.0 million Operating income was S158.9 rniBion and net income was S86.7 million, or 5.1% ol reverse. The firm constructed 397 new salons, added a further 275 franchised stores and acquired a further 758 salons, which included 198 franchised ones As at June 2003, the company owned, operated or franchised 9617 sa-ons, compared with 8.684 in June 2002. Il had 1,096 Ragis Salons. 590 Master cuts. 517 company-owned Trace Secret, 25 franchisee Trade Secret, 1,033 company-owned Smarlstyle/Cosl Cul:ers in Wal-Mart. 230 frarcnised Smartstyfe/Cost Cutters in Wal-Mart. 1928 company-owned Strip Centers. 2172 fran.cnised strip centers and 399 compeny-owned and ‘. ,627 franchised international salons.
Fiscal 2004
In April, the company announced that it acquired 153 Holiday Hair salons located primarily in Pennsylvania which was expected Io add around $45 mill’on ;o arnuatized revenues. Dunne ‘he third quarter 2004 the company also acquired 115 salons in 14 separate transactions, of which 86 were franchise buy-backs, which added $25 million to annualized revenues.

For fiscsl 2004, revenue increased 14.0% to $1,920 million and same store revenue growth was 2.6%. Net income increased 22.0% to S105 million (a margin cf 5.5%). At year-end, the company had a total o’ 10,162 salons (6.238 company owned and 3,924 franchised), compared with 9,617 salons previously, which represented a net increase of 545 salons, The company constructed 452 salons and franchisees built an additional 268 and. in addition. 411 salons were acq-jired. This included 206 franchise buybacks snd 380 salons were closed or relocated. It had 1,096 Recis Salons. 590 Mastercuts and 517 Trade Secret salons. Most of its salons (around 4,435 salons) were located in strip retail centers, a’though it had 1,465 company owned and franchised salons located in Wal-Mart stores. Total value of its assets was $1,27’ million. Internationally it nsc 423 company-owned and 1,594 franchisee stores. Regis Selons nad revenue of S482 million, Mastercuts had revenue of $170.3 million, Trade Secret had revenue of $21D million, SmartStyle had revenue of $227.5 million Strip Centers had revenue of S468 million end its international stores had revenue of S171.5 million.
in June, the company acquired the Blame Beauly Career Schools, a beauty school operator with six schoo’s, located in Massachusetts and which acdc-cl 513 million to annual revenue. Regis employed 156 a-.isli: directors and nvested around $16 million each year in tracing its 53,000 stylists worldwide.
Fiscal 2005
For fiscal 2005, lotal consolidated revenue increased 14.1% lo $2,194.3 million, although same store sales increased only 0.9%, compared to 2.1% m fiscal 2004 and 1.2% ‘n fiscal 2003. North American salons revenue was $1,874.0 million, up from $1.706.0 million over the previous year. International revenue totaled $227.0 million, up from $203.0 million, beauty schools revenue was $33.9 million and the hair restoration cenlers revenue was $59.4 million. Services revenue comprised 66.3% of the iola!, with product revenue at 29.6% and franchise royalties and fees at 3.6%. Cosi of services ( represented 57.0% ol service revenue, and cost of product comprised 51.8% of trvs revenue. Sile operating revenue comprised 8.3% of lotal, wh.le general and administrative costs were 11.9%, rent at 14.2% and depreciation and amo.Tization at 4.2%. Operating incorre represented 6.3% of total revenue, but decreased from 9.3% over !he previous two years. This was largely due to lower product revenue, due to lower retail margins and increased competition. Tne ne< income represented 2.9% of tofal revenue, down f-om 5.4% in 2004 and 5 1% in 2003. The company estimated Ihe lolal value of the hair care industry at $53.0 billion domestically and S150.0 billion globally. The company’s North American cperalicns included 6,551 corporate salons and 2,310 franchised ones, while internationally it had 426 corporate salons and ‘ ,592 franchised ones, mainly located in the UK, France, Italy and Spain. It had 55,000 corporate employees globaly (an average of around 8 per salon).
In May, the company purchased 130 salons of TGF Precision Hairculters for an undisclosed sum.
Over the past 12 years Ihe company made 339 acquisitions, that added 7,165 locations, a net 700 new salons added in 2005 by construction and acquisition. For company-owned salons, its services comprised 72.0% of total revenue ‘rom haircutting and styling, 18.0% from hair coloring, 5.0% from hair waxing, 2.0% from waxing and 30% from other services. In general, the proportion of lotal revenue from hair coloring service revenues had increased over the past three years, bul decreased from haircutting and styling services.
Fiscal 2006
For fiscal 2006, revenue inreased 10.8% to $2,430.9 million, with $1,634 0 million from services (up 11.4%). $718 9 million in product sales (up 10.9%) and $77.9 million in royalties snd fees (-2 0%). Operaling expenses increased 8.3% to 52,226.4 million (or lo 91.6% of revenje). Costs of services was $928.5 million, cost of product at S3? 1.0 million, site operating expenses at S199.5 million, general and administrative costs at $294.1 million, rent at S350.9 million and

c depreciation a! $115.9 million. Oaa’ating income was S204.5 million (or 8.4% of revenue) and nel income increased lo $109 6 million (4.5% of revenue). Tolal value of assets was $’, .982.1 million.
At the end of June 2006, it had a lotsl of 11,477 salons, (up 4.4%), of whin 7,559 were company-owned, 3,774 were franchised, 54 beauty career schools, 48 cam-any owned hair restoration centers and 42 ftanchised hair restoration centers In North Americe il had 1,079 Regis Salons, 642 Mastercuts. 634 Trade Secret, 1,903 Srnartstyle/Cost Cutters in Wai Marls and 5.035 Strip Center Salons. It had 2,040 international salons (of which 1,587 were (ranchised).
Total revenue from North Arneica salons increased 8.7% to S2,036.6 million (with $481.8 from Regis, $174 7 million from MasterCuls, S262.9 million from Trade Secret, $413.9 million from SmartS:yle and $703.3 million from Strip Centers).
The same slore increase “n revenue was 0.4%, down Irom 0.9% in 2005.
The compsny’s results were affected by the impact of he hurricanes KaMna, Rite and Wilma and lower product sales, which cost :he company 2,700 lost salon days and $2.5 million in revenue. 15 company-owned stores were still :iosed a! the end of December 2005.
Also in December, Regis was affected by lower retail product margins due to higher p-omolional activities. Overall, ii incicgted lhat il had operated in a challenging market over the previous 18 months in terms of growth in earnings. At the end of December 2005, it had 11,211 worldwide locations.
tn 200E the company acqui’ed less ‘han a 20.0% interest in Cool Cuts 4 Kids sabns, but wrote off its contribution in 2006 due to results being less than anticipated il still neld its option to purchase the reman,ng slock in 2008. Also during 2006, C ‘ it closed 64 underperfocming Regis and MaslerCuls salons, largely based in malls.
Fiscal 2007
For the first half fiscal 2007, tolal revenue increased 8.9% lo 51,296.2 million, as service revenue increased 10.7% to S874.9 million, product revenue increased 5.5% :o S381.7 million and royalties and fees increased 2 4% to $38.7 million. Operating expenses increased 9.6% to $1,205.0 million, or 93 0% of /evenue. Net income was static at 550.0 million, a margin of 3.9% of revenue). Total store locations increase: 2.1% to 11,713, as international slores increased 1.8% lo 2,077. Same store revenue grow.h was 0.2%, compared to 1.0% previously. North America revenue increased 7.4% lo $1.078.8 million, operating expenses were $942.1 niilion (87.3% of revenue) and the ope-a’.ing income before tax was $137.7 million (3 margin of 12.8%). The company indicated that there were signs of recovery of its business in the second quarter.
Ulta Salon, Cosmetics & Fragrance, Inc.
Market Share: 0.94%
This company is privately owned by Doubletnousse Investments and Global Retail Partners amcng others, and operates in both the hair care and beauty sen/ices components. II has around 130 stores across 16 States, with most being in Texas and III nois. It also retails “sir, fragrances and beauiy products. In 2002, i: had revenues of around $308 million, whic-’i was up almost 20% over 2001, and employed 3.200 people, (up by 73%). For 2003. estimated revenue was S362 million, $375 million lor 2005 and $385 million in 2006.
OTHER PLAYERS Cheveax LLC

c In August 2003, Cileveax LLC purchased the 1300 Fantastic Sams salons (or $17 million. Fsnlas’ic Sams operates in the US, Canada and Asia. The majority of these salons are individually owned and operated. S1

c Industry Performance
CURRENT PERFORMANCE Industry Contribution to GOP
· ISiSWortd estimates that, in constant 2005 prices, the Hair, Nail and Skin Care Services Industry will generate
$42,107 million in revenue in 2007, which represents real revenue growth of 2 3%.
· This industry will also contribute an estimated 523,293 million to the US economy in 2007, which represents 0.17% of total GOP
» The industry revenue is eslimated to comprise: 73 per cenl from hair care services operators, 24 per cent from nail and beauty services and 2 per cent from barber shops
Sensitivities
· Tie :‘ia r care industry is sensitive to changes in real household disposable incomes, which is affected by changes in employment and from tax and interest rate changes, and more recently gas srices. It is evident lhai as the growth in householc disposable incomes lucluales, Ihere is a shift in the frequency of use of hair care and beauty services, particularly of higher priced/value added services (above the basic cut service). More recently high and increasing gas prices has also affected household disposable income and consumer expenditure on hair and beauty care. Revenue { _. Over the five years lo 2007, real industry revenue is expected by IBISWorld to increase at an average annual rale of 3.9%, due lo:
· continuing population growth;
· increasing aging of the population and demand for skin care and other pampering services, and
· the general provision of higher value/higher priced sen/ices and products lo meet customer demand.
However forecast low economic growth in 2007 is expected lo slow industry growth in that year. Employment
Over the same five year period, industry employment is expected by IBISWorid to have grown at an average annual rate of 2.3% Ic 1.05 million ana relating tc the tendency lo use casual and part-time staff to provide sen/ices at peak customer times. Also, some affecting this was some fluctuation ;n derrgnd for sen/tees, particularly higher priced ones, as consumer serliment falls, or when household disoosable income growth comes under pressure from interest rate and gas price r:ses. such as in 2005 and 2DC6.
Value Added • Profitability
Real value added, over t-e :ive years to 2007. was expected by iBISWork) lo have grown at an average annual rale of 4.1%, due largely to:
· some increase in industry employment, even with the greater use of casual slaff; and

· some increase in profit margins, although ft wW ccri’jnue to remain relatively low, due lo continuing high level ol .no’us’.ry competition, as economic g*owiJi slows in 2007.
Industry Trands
In general, the hair care incuslry suffers from significant financial problems caused by a lack of working capital, general lack ol management and marketing skills, competition being based mainly on price, cost pressures due to over-staffing ol salons (i.e. hiring of Mi-time staff lo levels which ensure full service a; pejk limes), low productivity and lack of profitability. Some of the above problems are being overcome by (he establishment of franchised operators, although these still only account for a small part of total induslry operators and revenue.
Day spas (offering massages end other services for the Tihd and body) to assisl in relieving stress and built up life pressures were a grow-.h secment ir the beauty area. Industry surveys indicated that in 2002 around 36 % of nail and beauty salons offered day spa treatments, along with ether beauty (reatments, and this was est mated to have continued to grow further.
Surveys have indicated that the number of men using salons is increasing and for a greater array of services such as hair, skin, nail treatments aid also purchasing retail products for home use. Referrals from nesr-by riedical practitioners provides some additional bus.ness and salons should, particularly, develop links with local plasl.c surgeons.
Recent Performance By Year 2001
For 2001, the significantly stowe’ econorrc growth (and, therefore, in employment and household incomes) was estimated by IBISWorld to have led lo relatively slow real industry revenue of about 4,2% and value added growth, from reduced profits and employment. Bolh the frequency of people attending hair care and beauty salons and sales of retail products through salons fell. Ccupled with the intensified price-based competition was operator consolidation, tn this year, the industry experienced its first year of slow revenue growth since 1996. The events of September 11, 2001 also led to reduced consumer confidence anr. to an assooalect listening in general consumer expenditures, especially on the higher priced services and products, ‘.owards year-end. MAILS Magazine estimate: ‘.hat for 2001, the revenue of the nails salon services segmenl, in nominal terms, was the same as in 1999.
2002
In 2002, while economic growlh increased sl’ghtly, it was accompanied by reduced business and consumer confidence and increased general unemployment. The fluctuations in stock market va’ues had a negative impact on household wealth and the failure of a number of high profile companies also depressed general confidence levels. As such, it was estimated ny IBISWorid that the industry experienced lower growlh in real revenue of 2,0% and in profits and employment (and -.herefore value added) and bs competition increased. Both :he frequency of people attending hair care and beauty salons, requesting higher priced value aoded services and tne revenue obtained ?rom the sales of retail products also slowed Some further operator consolidation occurred, NAILS Magazine estimated that in 2002, the nail technicians’ real revenue growth fell and thai working hours fell, as the number of salons increased 4.1% and technicians 1.2%.
2003

For 2003, lor (he first half, continued low economic growth led to Ihe industry experiencing similar Irading conditions as 2002. However, the increasec household disposable income from past income tax reductions and improved consumer sentiment in Ihe second half was est nated by IBISWcrki to have resulted in significantly increased real industry revenue growth, particularly in the second hslf year, to 3.5%. This led so improved industry employment snd profits, and therefore value added growth, as the demand for hair care and besuty services inc’eased. While competition levels remained fierce, operators were once again able to sell Ineir higher margin, value-added services and products. In real terms, Ihe nails segmeni tolat revenue, once again decreased marginally.
2004
In 2004, both stronger econorrc growth and in household disposable income was estimated by ©ISVVorW to have led to the industry experiencing much stronger trac ng conditions Real revenue grcwtn was, therefore, estimated by IBiSWc’Md to have re-bounded to 7.7%, to the level last experienced in the late-199Cs and in 2000. More favorable economic growth also significantly increased valje added growth, as industry employment ?.\vl profitability inc’eased. Competition remained strong, but there was some inc’eased demand for higher margin, value adced hair, beauty and nails products and services. Based on Nails Magazine survey infcr-nal’on, this industry segment’s ‘evenues grew strongly, in rj-l terms, and possibly fo: Ihe first time since the late-1990s. However, towards the end c; the ysar. seme industry components may have commenced to have felt some adverse effects on demand from Ihe increasec interest rales and of high gss prices. Bolh o:” these hac a direct effect on notsehold disposable incomes, which, in (urn. acverseJy affected demand for incustry services and product sales.
2005
In 2005, bolh slower economic growth and in household disposable income, was estimated by IBISWorld lo have !ed to Ihe industry experiencing slower trading conditions and real revenue (o 3.2%, and value added growth. The mcustry commenced lo feel the lagged effects from the general interest rate increases throughout 2005. This reduced growth in household disposable income, and, therefore, consumer expenditures, which included on hair and nail services. According to Nads Magazine survey results, the beauty segmeni experienced a real reduction in overall industry revenue, as well as employment. Overall, lower real revenue growth (lowed through into lower g.’cwth in industry employment and profits, and, therefore, value added, Competition rema ned high.
2006
IBISWortd estimated that in 2005 both the continued low economic and household disposable income growth, resulted in the industry experiencing slower trading conditions, with real reyen je growth at 2.9%, together with low value added growth. The indusiiy is expected to feel the tagged effects from the general interest rate increases which occurred lo mid-2006, as well as from high ess prices. These factors both had a direct impact on household disposaole income, and, therefore, consumer sentiment aid expenditure, including on personal services, such as hair and oeaury care. Low revenue growth also flowed through into ‘ower industry employment and profil growth, and, therefore, in value added. Competition increased significantly as revanue growth declined.
2007
In 2007. IBISWorld expects that the forecast slow economic growth and in household disposable income, will result in me industry experiencing slower trading conditions and real revenue of about 2.3%. The industry is also expected Ic continue to feel the lagged effects from the genera; interest rsle increases which occurred to mid-2006, as well as from the high gas prices in Ihe latter part of 2006. These factors have a direct impact on household disposable income growth. Overall

( ‘ — ii N:n! p.-io Skir C,“ia- S’-i m:k i:> ‘-c US
.*, ••
industry competition will increase and some industry consolidation is expected, with possibly faster growth in the (ranchised component and from mergers and acquisitions,
Barriers to Future Industry Growth
The major barrier to future industry g:owth is tie continuing price-based competition, in tne basic services area, t is also highly sensitive lo changes rn economic conditions, especially any ‘actor which affects the growth in household disposable incomes However the industry does potentially offer opportunit’-ss for further expans*on and development o; cha r. or (ranchised operators.
HISTORICAL PErCRMANCE
The hair care and beauty industry has experienced s-gnificant cha.’ige in its operations over a number of years. A major change was the development of na r care salons for both mates and females, away from the former barber shops which serviced only men. More recently, here has been an increased demand fcr beauty services, n line with the general aging of the population, and an increasing emphasis and awareness on appearance, health and lifestyle
The industry has shown a degree of sensitivity to changes in real household disposable income. In low economic growth periods, mere is a tendency for customers to defer hair or beauty services, particularly higher value added ones, and to not purchase retail merchandise from salons.
During the early 1990s, it was estimated that the industry was affected by the economic recession, which ledloa signif cantly slower real growth h household disposable incomes, as unemployment rose. This ed lo both decreased demand for higher priced services and reduced frequency of visits by clients. It also intensified the level of price-based ( ., competition among operators and led to salon closures and reduced industry employment.
From 1994 to 1998, the return of slronger economic growth was estimated lo have led lo significantly increased industry revenue and value adijed growth, as industry profitability and employment increased. This resulted from inc’eased real household disposable incomes, as employment grew rapidly and from lax and, particularly, interest rates reduclions. The industry also witnessed increased consumer confidence. Wh.le industry operalors and employment levels increased, profit margins remained snail, due to continued aggressive competition.
In 1997, (he US Census Bu’eau found that there were 83,991 employer establishments (i.e. excluc’ec: non-employer establishments) in this industry, whicn had a combined revenue of $12100 million collars (an average o’ revenue of £144,000 per establishment), that employed a tola’ 0/410,995 persons (an average o’ 5 employees per establishment) and oa«c iota’ wages of $500 m.llion. Average salaries paid in this industry was still low. To ihis figure, had to be added a further 462,414 non-employer establishments (self-employed operalors) which had total revenues of 38100 million.
Over this period, there was a significant expansion in franchised operalors, bul the majority remained single shop owner-operators.
In 1999 and 2000, the strong economic growth was estimated lo have led to stronger industry revenue and value added grow.h, as real household disposable incomes .ncreased. This led lo .ncreased f’equency of attendance at salons and increased demand for high oncec’value added ser/ices (such as hair coloring and beauty treatments). In terms of the nail/beauty ser/ices, tl’.is segment was also est.mated to have experienced high growlh relalec to changed perceptions by consumers \hz[ beauly treat/rants were no longer a luxury, bul increasingly were akir to hair care and other personal services. The emphasis in the geiera! community on increased health and fitness and diets a.so assisted 8etween t997 and 1999, MAILS Magazine estimated thai total industry segment revenue increased from $6,280 million to 56,440 million

The market for beauty services also expanded and included both males and females of any age group and income. Salons were established to cater for males only, as well as for various age groups.

Revenue

	Revenue $ Million	Growth %
1988-89	23,895.0	N/A
1989-90	23,656.0	-1.0
1990-91	22,828.0	-3.5
1991-92	22,465.0	-1.5
1992-93	22,234.0	-1.1
1993-94	22,726.0	2.2
1994-95	23,839.0	4.9
1995-96	24,659.0	3.4
1996-97	26,286.0	6.6
1997-98	28,210.0	7.3
1998-99	30,493.0	8.1
1999-00	32,727.0	7.3
2000-01	34,101.0	4.2
2001-02	34,786.0	2.0
2002-03	36,001.0	3.5
2003-04	38,758.0	7.7
2004-05	40,000.0	3.2
2005-06	41,160.0	2.9
2006-07	42,107.0	2.3

Revenue



$ Million
45000
40000
35000
30000
25000
20000
15000
10000
5000
0
1988-89
1989-90
1990-91
1991-92
1992-93
1993-94
1994-95
1995-96
1996-97
1997-98
1998-99
1999-00
2000-01
2001-02
2002-03
2003-04
2004-05
2005-06
2006-07

Revenue Growth Rate



%
10
8
6
4
2
0
-2
-4
-6
1989-90
1990-91
1991-92
1992-93
1993-94
1994-95
1995-96
1996-97
1997-98
1998-99
1999-00
2000-01
2001-02
2002-03
2003-04
2004-05
2005-06
2006-07

Gross Product

	Gross Product $ Million	Growth %
1994-95	12,647.0	N/A
1995-96	13,107.0	3.6
1996-97	14,065.0	7.3
1997-98	15,207.0	8.1
1998-99	16,590.0	9.1
1999-00	17,855.0	7.6
2000-01	18,641.0	4.4
2001-02	19,035.0	2.1
2002-03	19,755.0	3.8
2003-04	21,230.0	7.5
2004-05	22,289.0	5.0
2005-06	22,814.0	2.4
2006-07	23,293.0	2.1

Gross Product


30000
25000
20000
15000
10000
5000
0
$ Million
1994-95
1995-96
1996-97
1997-98
1998-99
1999-00
2000-01
2001-02
2002-03
2003-04
2004-05
2005-06
2006-07

Gross Product Growth Rate


10
9
8
7
6
5
4
3
2
1
0
%
1995-96
1996-97
1997-98
1998-99
1999-00
2000-01
2001-02
2002-03
2003-04
2004-05
2005-06
2006-07

‘!:n ,v,:j Sk n Care §?r*v Outlook Revenue
-, . Revenue $ MBon Growth % 2005 41.160-0 2.9
2007 42.1070 2.3
2008 43,370.0 3.0
2009 44.6280 2.9
2010 45.9670 30
2011 47,208.0 2.7
2012 48,624.0 3.0
—— —— —
~S.CONTRevenue Revenue Growth Rale
60000 I 10 -I
50000 • 8 — r. n
-V** 6 ‘ 1
40000 ‘ 0ooO°U 4~ n r r ! P Mi e i hi ! 1 I 30000 • £ V* 20000 • — — —— —
Tfi
-2 — JwJ t •
10000 • 0 — -4 U i R —— -
35 o) 01 o* 01 en o o o o o o 05 § i —— —
Hair, Nail and Skin Care Services Industry — Future Growth to 2012. Revenue
Over the Ive years to 2012, real industry revenue is expected by ISISWorld 10 increase at an avarage annual rate of 2.9%. with this relating lo:
· continuing population growth and in its aging;
· but also, in particular, from (he forecast slower economic growth and. therefore, in household disposable income, which wiH affect the demand for I igher value/priced products and services.
· Industry competition is expected to also increase due to slower growth.
Employment
44

c Over ihe five years lo 2012, industry employment is expected by IBlSWorld to increase at an average annual rate of 2.2% to 1.17 million with this mainly relating to tn» increasing use of casual and part-time staff to cover peak customer service periods, especially in the expected slow industry growth environment.
Value Added • Profitability
Over Ihe five years to 2012, real industry value added is expected by IBiSWorid to increase a< an average annual rate cl 3.0%, which is oily slightly higher than expected for GDP growth over the same period of 2.8%. with this being related ma’.ni’y to industry employment growth with only an expected marginal improvement in industry profitability, and the continuing low profit margin, due lo on-going high levels ol competition.
Trends
Over this pe’iod, it is expected that (hers w>!l continue lo be further restructuring of the hair care industry towards Ihe estab! siiment of unisex hair care and beauty salons, with the traditional barber shops continuing to decline
Operators in the hair care component are expected to continue lo face significant price competition Tnis is not so much consumer ted, since having the feeling of being pampered, helping a person lo feel good about themselves and overall satisfaction with the end result are repeatedly highlighted in consumer research as being the key benefits sought fay their ciienf. Price-based competition is usually salon-owner-led and is an indicator of Ihe general lack of managerial and marketing skills of operators. The ossic need, therefore is for an improvement in overall managerial skills, especially in the marketing and financial areas and including pricing, cash flow management and cost control.
2008
In 2008 IBlSWorld expecls that the forecast slow economic growth and in household disposable income, will result in the industry experiencing continu-r.g stow trading conditions, with real revenue growth of about 3.0%. The industry wiil continue lo feel the lagged effects frcm the general interest rate increases which occurred to mid-2006, as wel! as from the high gas pnces in the latter part of 2006 These factors have a direct impact on household disposable income, and, therefore, consumer sentiment and expenditure, including on hair, nail and skin care services. Demand particularly for high value services and products is expected to slow. Overall, the level of industry competition will also increase and some industry consolidation will occ jr, with possibly faster growth in the franchised component and from mergers and acquisitions.
2009-2012
The forecast continuing low economic growth through to 2012 is expected lo lead to similar ccndilions as in 2008 right through this period. The industry will cortirue to segment into large franchised operators and niche ones that offer soecia’ services and have a very good understanding of their clients’ needs, with high and consistent levels of customer service and outcomes. It will also become increasing important to offer a range of products that are suited lo dierts, although overstocking needs to be avoided. Frartcnised operators will continue to expand domestically and intemationai.’y as compet;tion increases.
Opportunities ‘or the industry are seen as possibly occurring in selling an increasing range of value-added hair and -beauty services to men and to the baby boomer generation. Day spas have increased in some areas and among certain components of the population, especially those with above average incomes, ard is expected to continue. However, 1’iese services have lo be professionally targeted, delivered and packaged to the right households lo succeed. Franchising ol

c the industry is also expected to continue. Finally, in 2000 about 33% of total sales ol heir care products was through salons and since this is a high margin 3’ea. this area should continue to be expanded, where possible.
Overall, Ire cultock lor th>s industry is for contin.iing slow growth, and with continuing low profit msrgins, bul with increasing professionalism, franchising and expansion of services into new mass (i.e. males and oaby boomer generation) and nine markets [e.g. day spas) sreas, as well as, from the wider market awareness aid acceptance of beauty treatments and services.

Press Release — June 28, 2007 ,,—. Page Lof2
for Release june 28, 2007
FOR MORE INFORMATION;
Cnstuid Hilsoorath
[ 516362-1819 or Dora Brunette
+ 1 516 625 1603
The NCO Group. Inc. 900 West Shore Road Port Washington, NY 11050
NPD REPORTS THE INTERNET IS ONE OF THE FASTEST GROWING CHANNELS FOR BUYING BEAUTY PRODUCTS
Older Women Just as Connected as Younger Ones
PORT WASHINGTON, NY, June 28, 2007 -Sales over the Internet now make up four percent of all sates or about $1.7 billion in the more than $12 billion dollar beauty industry. Even though It’s onfy about four percent of sales- It’s one of the fastest growing channels for shopping, according to a new report from leading consumer and relall information provider The NPD Group,
In its recent report, Emerging Channels: Beauty Care Products Over the Internet, one in ten women across all age groups tell NPD they shop for beauty products, such as makeup, sklncare, and fragrances, on the Web. Forty-three percent of women who shop for beauty on the Internet say they spent more online in 2006 than they did in 2005. The number one reason they use die Internet is convenience. More than seven out of ten (74%) of those women say it “saves time” and about 70 percent say “It’s easier/Quicker to shop online than a store.”
“Consumers have become more wired and so they are more likely to research, choose and replenish beauty brands online. We find that women are less accepting of buying new brands over the Internet, but they are spending their money on brands they know and trust,” said Karen Grant, senior beauty industry analyst for The NPD Group.
Baby Boomer women are just as likely to shop on the Internet for beauty products as their younger counterparts. Women ages 45-64 make up a large segment of the Internet shopper base, and this age group will become increasingly more Important as Ifs the fastest growing segment of the population, In fact, among the women who shop the Web for beauty products over four in 10 (41%) are 15 to 64 years old compared to 36 percent of women who are 18-34 years old.
“Buying beauty products has traditionally been a touch and feel experience, but we are seeing women utilizing the Internet more and more to buy beauty products, particularly the brands they are familiar with. Age Is not an Issue; we find shopping online crosses all age groups,” said Grant.
http://www.npd.com/press/releases/pressJI70628. hlml 7/3/2007

Press Release — June 28, 2007
Page
The higher the income, the greater the likelihood women will shop for beauty products via the Internet Fifteen percent of women In the $75,000 and above category shop the Web for beauty products, versus 10 percent of women with household incomes of $35,000-44,000 and seven percent of women with household Incomes of <$3S,000.
Top S Websites Women Report Buying From
Dnjgstore.com
Sephors.com
Avon.com
Oinique.com
Battiandbodyworks.com
“As a channel, the growing importance of the Internet for beauty is undeniable. However, kke every other channel, it also has inherent challenges that must be better understood to fully leverage its power as it relates to beauty shopping,” said Grant. “For example, women tovethe Internet for its convenience, tfljt foey also toye the in store experience. In fact, nine out of 10 females ages 18-64 tell us SaFtne number one rcasoTnfj’wiH shop in-store Is the experience of touching’ andleelingTne products — something the Internet does not provide. So, it’s important to get a“deeper urvJerstafioTrRToT WRat drives consumer choice on the Internet. Where and how beauty Is purchased Is not an dther-or scenario. It is the marriage of the In-store experience with the Internet that will secure the success for brands, manufacturers and retailers In the future,” sakj Grant.
Emerging Channels: Beauty Care Products Over the Internet
Survey over 15,000 women ages 18-64 with an ending sample of 4,135 women who reported shopping for beauty products during the past 12 months.
About The NPD Group, Inc.
The NPD Group is tte leading provider of reKabte and comprehensive consumer and retail information for a wide range of Industries. Today, more than 1,600 manufacturers, retailers, and service companies rely on NPD to help them drive critical business decisions at the global, national, and local market levels. NPO helps our clients to identify new business opportunities and guide product development, marketing, sates, merchandising, and other functions. Information is available for the following industry sectors: automotive, beauty, commerdai technology, consumer technology, entertainment, fashion, food and beverage, foodservice, home, office supplies, software, sports, toys, and wireless. For more information, visit www.npd com.
The HPO Gioup • 9i)v V’<>st Shoif finad — Km Washington, NY i !OSO
hi(p://www.nrxl.com/press/releases/prcss_07Q628.html
7/3/2007

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04

editor's note

Due to stagnant domestic sales, western beauty brands must move abroad to bolster their business as well as look cross-border for product-development ideas.

One article in this issue of the WWD International Beauty Report focuses on the evolution of China's beauty salon market. Alongside ramped-up pressure from local authorities, domestic companies feel the heat from multinational beauty brands—among them, Nippon Menard and Pola—which are rapidly setting up their own shops countrywide. The salon market there is already huge. In 2004, its sales leapt 37.5% to 220 billion yuan (€22.8 billion/£15.7 billion/$27.3 billion) over 2003, according to China's Beauty and Cosmetics Chamber.

In the run-up to the Cosmoprof trade show in Bologna, Italy, in early April, WWD International Beauty Report queried the country's executives about their business. While they look to make changes at home, Italian beauty marketers say they plan to expand abroad—particularly in Asia and Eastern European markets, including Russia, Japan and Korea. "You can't depend on the Italian market anymore," said Gianluca Bonetti, vice president of strategies and business development of the Deborah Group.

Meanwhile, beauty companies such as Coty Inc., Procter & Gamble and Unilever have gleaned product inspiration from the upcoming World Cup soccer championship in Germany. Executives are playing up the competition and hoping to cash in on the new themed squad of toiletries products. "With 300 million spectators, it is a unique occasion," said Muriel Paul, marketing director at Coty Beauty, referring to the event's media coverage bringing matches to possible consumers around the planet.

Indeed, globalization is taking place at an ever-quicker clip these days.

Jennifer Weil



contents

06 THINK PIECE Shoppers play the field.

08 HAIR CARE Anti-age treatments emerge.

12 CHINA Salons feel the rub.

14 ITALY Marketers change tack.

16 PACKAGING Containers get interactive.

18 WORLD CUP Soccer-mania hits beauty.

19 MEMOPAD The latest on media plugs.

WWD BEAUTY REPORT
INTERNATIONAL

PETE BORN, Publisher, Vice President and Executive Editor

JENNIFER WEIL, Editor
ELLEN CHOWLS, Associate Editor
BRIGITTE CRENN, Designer & Production Coordinator

RAN GRIFFIN, VP Group Design Director
EDWARD LEIDA, Exec. VP Group Design Director
CHEUK MAN LUE, Designer

PARIS: Miles Socha (Bureau Chief), Robert Murphy. Tel: (01) 44 51 13 00
Editorial Fax: (01) 42 65 16 41

LONDON: Samantha Conti (Bureau Chief), Brid Costello (Editorial Correspondent)
20 Shorts Gardens, London WC2H 9AU
Tel: (207) 240 0420. Fax: (207) 240 0290
MILAN: Alessandra Ilari (Bureau Chief), Stephanie Epiro, Luisa Zargani, Amanda Kaiser
3 Piazza Cavour, 20121 Milan
Tel: (02) 763 56 283. Fax: (02) 763 487

BERLIN: Melissa Drier. Tel/Fax: (30) 214 75 18

NEW YORK: Matthew Lewis
750 3rd Ave., New York, N.Y. 10017
Tel: (212) 630 4000. Fax: (212) 630 2564

PATRICK McCARTHY, Director of Publications

ADVERTISING
EDWARD MENICHESCHI, President, Women's Wear Daily Group (Worldwide)
RALPH ERARDY, WWD, Publisher
CHARLES DE BURGH, VP Group Publisher, France and Germany
AMELIE BARSI, European Beauty Director, Paris
ODILE FEDA-PIERRE, Sales Assistant
SARAH MURPHY, Publisher, Beauty and Marketing
RON WILSON, Director of Administration

PARIS: 9 rue Royale, 75008 Paris
Tel: (01) 44 51 13 00
Advertising Fax: (01) 42 65 12 33
Subscriptions Tel: (01) 44 51 12 85

WWD International Beauty Report is published by Fairchild Publications Inc.
750 Third Avenue, New York, N.Y. 10017
Dépôt légal: 2nd trimestre 2006
Directeur de la Publication: Patrick McCarthy
Imprimeries Crideco, 14 rue Montgolfier, 93110 Rosny-sous-Bois
N° ISSN-France: 1260-7436

ON THE COVER

Photo by Delphine Achard taken backstage at the Emanuel Ungaro ready-to-wear show in Paris in March. Makeup artist Lisa Butler drew inspiration for the natural look from the designer's clothes. Hairstylist Luigi Murenu gave the models a Seventies aura with a center part. For more on hair, see the story on page 8

WWD INTERNATIONAL BEAUTY REPORT 2006

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HAlft CARL ‘ur-iw-"'..!-.
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HAIR TODAY, YOUNG TOMORROW
I’lfM!:;-1, ,i i, ..e!r.>rfi j-.m’.re. fj’X’i ;•’••>!’•-:: -.. • .• . • ; r-: /. i ,/rv-. av.. ,,,-.-.. BY ELLEN GROVES
c BEAUTY BRANDS’ LATEST ELIXIRS ARE Mf ANT TO KEEP HAIfl
from showing signs o’ age by reinjigofstincj scalps and proteaino, from pollution
H» r, skc skin, changes as oeopte get on in years
“With time, the production of sebum d.mirisheE aid the scalp becomes dry.” sa>o RcJano de la Mr-ens, stitntilic director ai L Oreal Professional Products division, in a release ‘Hair can thus loose its softness, suppleness and shine. rvticro-C’rculalior. and cellular exchanges stow down, the root oses vitality and produces hair that is thinner iino less loned”
From a marketing standpoint. Urgetmg ne aging baby-boomer population is alluring, since <t rep’cserls a growing dcmogfaphic. WorfdwfiO*. there are 629 million people Tore than 60 years old, three-times more than SO years 350. according lo United Nations r««ar:>v m France alone. 30% o’ tr~e population is olc«f than 50.
These baby boomers trave deep pockels, with money lo spend on keeping that youlhM gk>w. Beauty t-xecj’.ives sse arm-i»gc l’.iir can? is a natural progresson.
“U s related to th* growing trerxJ of anl:-aging skin car,” s<j’d Edma Dobss, product msnage- cf S1oc<holrr-basea Cn’larne Cosmc’.ics. which oebuted » three-urn anti-89 ng line for older hair in mof? Ihari 50 courtnes in October 2005. “The target grot.p ol mature and elderly women is growing, ana they are oofcng ''or prod-uch actaDted 10 their specifk needs “
And thos? needs have shi’ted.
“Krw, ai 60 years 0(0, ynu can SCSI be « h*auli’’ul vvoman—not necessarily [;ust| a grandmother,” lad Muriel Guilto. marketing dir-c-tor of Phyto. owned by the Pans-Dseri Aies Groups.
L’0«e3)’s Kerasiase brara oit,» up with a proctou lor ine scalp and another for the hair lhat are combmeo with a massage in wlnns. Called Age-Re;,st. the th’ee-«ea program said to strengthen O’ten britlle. agtrig h»r, was irtrcd»ci>3 m France 21 the end of February
A rwo-Mep version :’or at-home use bovjed in tandem. It comes in a set comprisi-ig 10, 6-ml Lxjlttes of UpD-Recha.-ge massatje treat-Tent, said to reinforce the scalp’s hydro-’ipidic film, wmch becomes vveater and more sensitive with age, and to protect ii Irom external factors. D’er? ii also a ?£0-ml jar o< Age Recterge strengthening hair mask, contai.iirwj a cample* designed to reinforce a hair shaft’s CO-e The duo retails for #eu#65 (£45/S78).
Ot’laTe’s tnree-unit aaii Ageing co’lection coruns a slrengthen-ing complex that also p<ov.cjes a film to protect Hair’s surface and ann-oxidanls lo protect hair from damage from pollution, weaihei and cver-s4ylrig.
Th« Ime mduo?s a 250-ml, shampoo snd a 250-ml conditioner both lor #eu#4 50, and a 125-ril mask, for #eu#7.
Wm’e Dobos declined to discuss, specific figures. *,ne said Ine inti-agmg lire has outpec;cxmed ne brand’s exisling Kai.- care collec’ioris.
It’s not just older consumers being targeted by anli-sjing hair care l.nps. ah with sfcin care, some brarxi claim tiir prodjcts have a preveiUlivc fur-.ction, (hat people spring Iroin Ihe age of 30 stojld begin taking steps to fortify their ha’r.
“VW know thai wifr ago, kke tfe Skin, ‘aai-’ becaTies fir~3r and loses its titckness,” sa-d Phyla’s G’.iifk). “earlier arc tMrlwr, v/omen try and stow down aging, and now you can use nair p’oduo for preven-dot. 6ke a ccsmelics cream, when you’re ir you’ Ihir-jes anc fornes.”
Phyto’s :’M>-unit Phytodef siurn is an any-aqirq lino .-.cljdmg a shampoo sam lo restore minerals lo hair’s liter and provide i, protective din on the hair’s surface There ,s also a ser jin—tc be appl’t’d rl»•!Kly lo thn scalp—contamirg Gatjli.ie, Age Deftisr-, j veoetjbff active ingredient that fights free radicals, olackcjrrant seed oil and omega acids, ‘//.itch rre ni! eti :o (xjpnfrte tht1 sc-i’p
The duo comprises a iCO-ml. shampoo snti a SO-ml serum, which retail for #eu#l I a.nd #eu#30. resoeaiYety
Ates sola 90(&30 until ol Phytodensujm in ll~? ihree rrcns fc -lowing its October 2005 launch A trMtrnent rrast may b? adtiwJ ‘.o the lineup, said Guillo •
• WVO Pl ,M •! V l-IVl HJtl \

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mark«t tturv crfovnr 16% AflTOICO is Ihe wj cctorjovt br*ii In dit German mark?? ahwd of aJI mtiu brands-
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12 ■ CHINA



CHINA'S SALONS FEEL THE RUB

BY JANE MOIR

CHINA'S BEAUTY SALON INDUSTRY IS READYING FOR A FACELIFT. As women across the country spend more than ever on beauty treatments, local parlors are coming under intense pressure to raise the bar. There are tough times ahead for the majority of small operators offering little more than a couple of beds and one masseuse in a 555-sq.-ft. converted apartment.

But foreign companies that have started nibbling at the edges of this fast-growing market are poised to make serious progress in launching their own beauty salons.

In most of China's major cities, they are already making their presence known. Japanese brands such as Nippon Menard have sought to tap the high end of the market, with eight salons in China.

Menard's peer Pola just opened its second salon in Shanghai in September, where a two-hour treatment at 500 yuan (€62/£43/$75) outstrips the national average by six times.

Leading the charge, however, are salon chains from Taiwan and Hong Kong. Taipei-based Natural Beauty has rolled out 850 salons across China, while Hong Kong's BAL Holdings plans to open 100 parlors over the next five years with joint-venture partners in cities such as Guangzhou, Shenzhen and Xian.

As they compete for mid-range clientele, an increase in disposable income is giving the larger chains an edge. Chinese women can now afford to avoid the smaller parlors that have for years been dogged by tales of botched treatments and dangerous mishaps.

Over the past decade, more than 300,000 people have been injured as a result of shoddy beauty treatments, according to the China Beauty and Hairdressing Association.

More than 200,000 disputes involving beauty salons have, moreover, been reported to the China Consumer Association since 1995.

"There are so many small enterprises that have got two beds and call themselves beauty parlors," said Bernadette Lai, director of spa development at the Shangri-La's Chi spa in Shanghai, which was opened in September. "They are using laser machines that should be handled by a doctor or professional."

The government recently stepped in to force some kind of quality control. A draft notice was issued by the Ministry of Commerce last April demanding the industry set up a "blacklist" system, under which salons that failed to meet basic standards would be reported to the authorities.

The Chinese ministry is also drafting detailed standards for the industry, which is expected to result soon in a star-rating system. China's 1.72 million beauty parlors will be under pressure to call it quits unless they improve their game.

The stakes are high. Rapid growth in China's beauty business has turned the salon industry into a huge moneymaker. Sales in 2004 leapt 37.5% to 220 billion yuan in 2004 over 2003, according to China's Beauty and Cosmetic Chamber.

A group of economists at Beijing Normal University in August, moreover, predicted the sector's earnings will double over the next five years.

Such figures reflect a general boom in cosmetics demand. Average yearly spending on beauty items has increase from about 1 yuan in the early Eighties to 25 yuan in more recent years.

Traditionally, 40% of customers will visit their local beauty salon once a month, while one-third will go two to three times monthly. Body and neck massages are the most popular treatments.

"Massages are more important than facials [for customers]," said Amanda Teng, assistant director at the Evian Spa in Shanghai. "Even when it comes to a facial, they want a massage throughout."

Customers are also very particular about the facial products used in treatments. However, brand recognition is still low compared to what it is overseas.

Yet that's set to change. Foreign companies with a quality track record look set to gain a definite edge as skills and service take on greater importance. Big multinational brands, such as Groupe Clarins, are rumored to be eyeing the possibility of opening a beauty salon in Shanghai.

And Teng expects foreign competition to intensify.

"I have been hearing news of a lot of spa companies coming in over the next half year," she explained.

This is echoed by Lai, who added, "I think it's all happening. It's all go-go out there." ■

WWD

14 ITALY

ITALY CHANGES TACK

It hasn't been smooth sailing for the country's beauty companies, so they're shifting course. BY STEPHANIE EPIRO

IN THE WAKE OF A THREE-YEAR SLUMP, ITALY'S BEAUTY INDUSTRY IS GEARING UP FOR some major changes—both at home and abroad.

For 2005 (the latest year's statistics available at press time) the business' sales were expected to rise just 2.7% to €7.4 billion (£5.1 billion/$8.9 billion) over 2004, according to Unipro, the Italian association of cosmetics industries.

"The Italian economy is really suffering, and that is reflecting back on the industry," said Fabio Franchina, Unipro's new president. "We are facing two major problems. We need to grow outside the country, and internally, we need to have an evolution in the industry. For Italian beauty companies to move ahead now, they need to specialize in something that's of great quality and great service."

Gianluca Bonetti, vice president of strategies and business development of the Deborah Group, agreed, saying, "You can't depend on the Italian market anymore."

Numerous factors have contributed to this phenomenon. Among them was the introduction of the euro, which drove consumer goods prices up and helped drive down consumer confidence, which now is at its lowest since 1996, said Oma Schezen Nolarbe, managing director of the Estée Lauder Cos. Italy. Further, beauty manufacturers have only recently begun diversifying their product offer to meet the needs of an increasingly segmented trade channel, in which pharmacies and herbal stores have gained muscle, she added.

There's been ramped up competition from Asia, as well.

"We can't compete with China on packaging, promotion and makeup kits. In fact, what Italian cosmetics producers need to do now is effectively reduce costs of production while not losing the quality that we are famous for," said Roberto Martone, chairman of ITF-ICR.

Changes are expected to take place on Italy's beauty retail front, too.

"Italian consumers like the ease of buying their products in perfumeries within stores, and the market is starting to shift [in that direction]," said Alfredo Grasselli, a partner at management consultancy Bain & Co., referring particularly to new beauty corner formats being conceived for supermarkets.

He added that half of Italian consumers still prefer buying makeup from traditional perfumeries, however. Yet such perfumeries, in turn, are feeling the heat from mass-market beauty sellers. And the resulting price war has picked up speed over the past three years.

Mazzolari, among Italy's most prestigious perfumery chains, with five stores in Milan and 23 Olimpia stores elsewhere in Italy, is leading a group of perfumeries, including Gruppo Garbo, Rosa Bianca and Desireé, intent on stabilizing prices.

"We want to work together to make a stand on brands that should have similar prices in perfumeries across the board," said Antonella Mandelli, general manager of Mazzolari. "How can you sell a customer something if she knows she can get it down the street with a big discount?"

WWD

ITALY ■ 15

For other retailers, their focus more than ever is on customer service.

"Prices are really important, but we will invest more money this year on bettering the quality of our service," said Stefano Biagi, commercial director of Limoni.

Other manufacturers are changing their production to lower-priced beauty goods. Massimo Bedin, commercial director of Medicea, a two-year-old company that produces perfumery lines destined for the youth market, such as Sweet Years and Billionaire, said the company's sales growth of 54% to €6 million last year was largely driven by fragrances costing less than €30.

"Our consumers watch their money, but they want to come into a perfumery and buy a good-quality product—our lines are really accessible," he said. "I think the Italian perfumery of the future will be one that sells a lot of products with a price range from €0.50 to €200."

Ultra-expensive beauty items are selling well in Italy. Executives at perfumeries Mazzolari and Limoni recorded strong sales of über-prestige products, such as Estée Lauder's Re-Nutriv Re-Creation cream, which goes for €500.

"Nice growth is coming from the very selective, high-positioned brands," said Estée Lauder's Nofarber. "This segment has not been impacted by the decline in consumption. Estée Lauder brands like Re-Nutriv Re-Creation and La Mer, very selectively distributed, are part of this trend."

However, the biggest growth for Italy's beauty business is predicted to stem from exports.

"You can't depend on the Italian market anymore."

— Gianluca Bonetti, vice president of strategic development of the Deborah Group

At press time, sales abroad were expected to have risen 6.5% to reach €2.13 billion in 2005 versus 2004.

Russia and China are considered key markets for the industry. Export sales there from Italy were believed to increase 41% and 133%, respectively, in 2005. A relatively new entry on the export scene for Italy is Vietnam. Sales to that country spiked 160% for the first three quarters of 2005 versus 2004, said Unipro.

Most Italian beauty executives regard exporting as key to survival. Even historically Italy-centric companies, such as Deborah Group, have begun exploring new horizons. For example, the company plans to export its Health & Color line to two new markets—the U.K. and U.S.—by 2008.

Ferragamo Parfums is among the many Italian companies gearing its strategy toward selling in Asian countries, where it is enjoying retail success.

Luciano Bertinelli, perfumes division director of Ferragamo Parfums, said the company had achieved extraordinary sales in Japan—where they increased 39% in 2005, and in Korea, where Ferragamo Parfums is the seventh bestselling brand. Set to launch a new women's Salvatore Ferragamo scent this spring, the company's fragrance arm will invest in television advertising for the first time in Japan and Korea. Ferragamo Parfums will also rework the juice of Emanuel Ungaro's Apparition fragrance, since it was considered too sweet by some Asian retailers. The re-launch is expected next year.

"Korea and Japan are markets that are running at top speed for us," said Bertinelli. "It's an extraordinary world that presents thousands of opportunities that we will be part of." ■

16 ■ PACKAGING

PACKING A PUNCH

BY BRID COSTELLO

Blinking lights, zany holograms and flashy games. Sound like a scene from Las Vegas? Maybe. But if packaging designers have their way, perfumery and supermarket cosmetics shelves will look just as glitzy in the very near future. Creators are busy concocting newfangled, high-tech methods to attract shoppers' attention. And it's a good thing, considering the thousands of new products hitting beauty counters yearly, making statement-making paramount. Here, WWD International Beauty Report reports on some new designs likely to cause an in-store stir.



SCREEN SCENE

Siemens has created technology that will allow brands to bring their products' packaging to life.

The Munich-based firm is perfecting miniature screens to display animated graphics—such as advertising, how-to instructions or computer games—on labels.

"[The technology] could be used on any kind of packaging," said a company spokesman.

Such displays show images in color and can be printed on paper-foil labels. They work thanks to electrochromic materials, which change color when an electrical volt alters their molecules' charge. As this shifts, the colors alter to create the effect of moving pictures. The labels are charged using printable batteries that last for several months.

Such animated labels are expected to be commercially available next year.

Siemens touts the technology as being accessible for any industry and distribution channel—including the mass market. That's because the cost per label will likely be in cents, not euros, the company spokesman said.


ZIEL: H24
SIEMENS

METAL WORKS

A pair of eyes appears and disappears as a customer strolls around a store. But it's not an over-zealous sales assistant following her around. Rather, it's the latest packaging for an eye cream featuring holographic print.

MetalFx, a Leeds, England-based company, has developed HoloFx, a printing system that enables images to appear and disappear according to changes of light. It can even create holograms.

"We're adding value with an attractive finish," said Philip Sheppard, marketing manager at the firm. "It puts [a brand using the technology] ahead of the crowd."

For the beauty industry, MetalFx's metallic printing technology could allow cosmetics brands to reproduce shimmering makeup shades on packaging and advertising.

The technology is already being used on some food and toy packaging, added Sheppard.

SAFE SCENT

ScentSational Technologies is serious about security. So much so, in fact, that the Jenkintown, Pennsylvania-based firm has developed a fragrance encapsulation technology that lets shoppers smell a product without actually meddling with the substance itself.

"Most people who buy a shampoo open it and smell it," said Steven Landau, chief technology officer at the firm, adding companies shy away from using tamper-proof seals as that could impede the shopper's purchase decision. But this could have a serious downside. "If you don't put a tamper-evident system in place, your product is potentially exposed, and someone could tamper with the product," said Landau.

To ensure the safety of a formula, ScentSational Technologies allows brands to inject the scent of their shampoo, for example, into the lid of the packaging, so that when shoppers open it they can smell the product's odor from the cap, while the liquid remains protected by a safety seal.

"They probably wouldn't realize [the smell was coming from the cap]," said Landau, adding the cost of such a system is minimal, estimated at less than one cent per product.

WWD

is • MARX f TIN G*1EDI/\ *“ll A -V-H’UfJ ‘ · t-.-.i’i : mi .”• -.1 -i
MARKETERS HAVE A BALL
< C .).(..••’ i’., .’•’(. ’’-,:‘- i’’. ••.,;.:,••/.’!•’ ••... *.’ .;• <,: ,r -.- sli.. .. m . u :,.
by .melissa drier, with contributions from ellen groves and brid costello
TO HELP KICK OFF THE WORLD CUP SOCCER CHAMPIONSHIPS
in Germany, from June 9 10 Ju y 9, (He beauty industry rs putting togethe’ a learn of special-edition proajcls.
Soccer fans might -wer lave been particularly known for their swect-smeiiirg behavior Bu1 Coty Beauty, lor one, sees huge potfilisl m us Adidas Victory Leaci.s men’s dagrancf line, du? out in April m mass-market door; in Europe, the Middle and Far tasl. plt.s Utin Amend
“W.th 300 mii’ion spectators, it is a unique occasion lor Adidas,” said Murel Pjii, rrarket ng director st Coty Beauty. rei?rring to the event s rtidespread -ru.ilia coverage bringing the matches into homes around the globe
The brand’s special-edition lin? lor men. including aT eau de toilette, a1tersi.3v«, shower gel aid ceoaorant, ringc in prke from #eu#3 50 (£2 40/14,20) to #eu#13 8C.
Coty intends to beat the score set by its previous soccer scents (for tie Ejro 200 competition, fiy ir.3tittc.e, it sold 4 4 million umti) Executives banking on Adidas’s high visibility as one of the Worln Cup official sponsors are target’ng global sales ol 7 million un s lor Adidos Victory League
In France and Germany, the collect’on will be auailabl* in a gift scr,, ca led the Support’s Kn. wntch indudes lace paints m each padicipat ng co-i*r.r’,’’s na’jonal colors
Adtdai hos also crealeo a soccer drcam’team to auvsrtise the t?<in<j tt plans lo run 12 dt’lerenl posters, each starring a high-p’ofi e p’ayer, includric) Frfir-;6v. Zmodine Zidane and Frigl-ird’s Dsv.a Becicham.
Puma, which sponsors various World Cup IMms, such aj Italy, Gtaia and Ser-ietwl. is atte* soccer-tovinc guys and gals with its Iragrancft duo. Puma Um ted Edroon V/arr-an and tn, which was launched m Waich. The fragrances en- pactageo in f?d lot ‘net and bue ‘or him, with a s-Tcrfi b3!i-s.lap«<i wwci3’.\ cut mlo their s-j:er boxes. Prices for the line, also including shower gel and body lotion, are #eu#10 to #eu#15,
While produce’ Procter & Ganbte cuecotitfM rensined mjm on a sales target, industry sources eiti.T.dl? the line vviB bnng in #eu#60 rmBran at retail in <cs (ksi year
Douglas Pcrfumwi« also caugnt soccer fever in March, when it uffered an exclusive or the licensed men World cud fragrance,

MARKETING/MEDIA
19

MEMO PAD


CLICK
L'EFFET AXE

CLICK CAFES
Lynx has often boasted that its odiferous body sprays help males attract female admirers. And recently, the Unilever-owned men's beauty brand was out to prove it. During the month of March, the brand (a.k.a. Axe, in France) ran "Click Cafes" around Europe that were inspired by its latest fragrance, Click.

The spaces, created to attract students, were full of attractive girls hired by Lynx. Boys entering the cafés were judged on their powers of seduction by girls scoring them with clicks of handheld gizmos. The highest-scoring guy at each event then had his picture taken—in a pose like that of actor Ben Affleck in an earlier Axe commercial—and then the image was displayed in the café where the event was held.

"Young people like to keep score on everything," explained a spokesman for the Lynx brand, adding that "click dating," a take on speed dating, was also among the Click Cafés' girl-meets-boy activities.

ONLINE TIME
Parfums Hermès tried to net male consumers via the Internet for its newest fragrance before it hit shelves.

The company ran terre-et-ciel.com, a site dedicated to its men's scent Terre d'Hermès, from Feb. 19 to March 4, two weeks before the product's in-store launch. Each day, information pertaining to the scent's concept was revealed on the site. Meanwhile, a clock counted down time to when the site's full purpose would be revealed.

The idea was to generate buzz in a noncommercial way, said an Hermès spokesman.

"What we wanted with the idea of introducing the website before introducing the product was to go step-by-step, creating desire," he said. "We didn't want it to be very branded on purpose because it's about the experience linked to the universe of Terre d'Hermès."

COMPETITIVE BRAND
Men are often found racing out of perfumeries. That's why Formula One star David Coulthard's men's grooming line, Pole Position, was designed to give men a break from visiting stores altogether.

Introduced in March, the three-unit treatment collection—including a 40-ml. face wash, a 40-ml. shaving foam and a 30-ml. moisturizing balm for $34 (€24.80/£19.50)—is delivered directly to customers' doors. Store-averse shoppers can buy the products online and even have their order automatically renewed monthly.

"People are really busy," said Justine Sparks, marketing director at Norfolk, England-based Direct Beauty Products, the brand's producer. "We're all looking for faster ways to get things done. Women enjoy picking out their cosmetics, but men don't so much. This is a very simple way of receiving your essentials each month."


POLE
POSITION

FRAGRANCE FEATURE
Esquire magazine teamed with Elizabeth Arden to host a competition promoting the Provocative Woman scent. For the event, Esquire asked readers to nominate their partners to star in a photoshoot inspired by the fragrance.

"The feature brings interesting content and beautiful photography to the magazine," said Helen Brocklebank, group promotions director at NatMag, Esquire's parent company. "Through this competition, readers can see what men really view as sexy in a woman, including personality and not just looks."

Five finalists will appear in the four-page piece, which is to be in magazine's April issue.



PREEMPTIVE ACTION
Kingfisher Airlines is offering fragrances and cosmetics for free to travelers before they even get to the airport.

The Indian airline gives beauty product vouchers valued at 4,000 rupees (€75/£52/$90) to its customers spending 10,000 rupees or more on a pair of air tickets. The coupons are then redeemable in department stores and perfumery chains in India, including Shoppers' Shop and Life Style.

The program, which was kicked off on Jan. 23 and runs through June 30, is called Scent of Good Times.

"The idea behind the scheme is to associate with like-minded leading international brands to provide maximum value to our guests and also create an opportunity to communicate with the relevant target audience through a non-conventional platform," said Girish Shah, general manager of marketing for the airline, in a statement.

ill!cCCLICK CAFES Lynx has often boasted that its odiferous body sprays help males attract iema« acmrws, And recently, the Unilever-owred men’s beauty b’end was out to prove it Oaring the month of March, the brand (a k.a Axe, in France) ran “Click Caies” around Europe that wore rnsoired by its latest fragrance, dick
The spaces, created lo attract students, we’e full o-’ attractive girls hired by Lynx Boys entering the caf<X were ;jd«ed on ihsnr powers of uetkrccicn by <}>r\\ storing IH«m with clicks of hand held giirnos The highest -scoring guy at e.xn event then txad hts p<cture I3ki»n—in n pose like tn<J( of actor Ben Afleck ir> an earliei A*e commercial—and then the image was displayed in the cafe where she event was he’d.
“Young people like to keep score on everything.” explained a spokesman ‘or th? Lynx brand adding that “click dating.” a ta’<e on spe&d dating, was also amor.g the Cl :k Cafes’ gM-mee-ts-boy acuvMtes.
ONLJNi TIME
‘Parfjmi Hermfrs tried to r.c”. male consumers via the Internet fcr Is ‘’.tsl fragrance bo’offi it hit sheK/es-
Tue company ran terre-el-ciel com. a site dedicated to its men’s scent ferri’ d’rtermSs, from feb 19 (0 March 4, two weeks before tSe product’s m-store launch lf.d\ day, information panair irg ;o tlie scent’s concept was revealed on ‘.he- site Meanwhile, a ;tock counted down line to when the site •, ‘ull Durpase would bf reveaied.
1h<> idea was to generate t-jn in a non-cociine’cio! way, ssid an Hernies spokeinnar
“What we wanted with the icea ol introd.jcmg lh<‘veteiw before insoctiiCing •.hs crocluct was to co itep-by-nep, creat-ifKj desire “ he said. *“wVe didn’t want i( to ibe very branded on pjrpose because it’; a“cMt the experience Imfceri tc lie ur verse
, ot 1crr» d’Herms “
COMPETrnvE BRAMO Wen are oftc-i fourd racing ou! of per-’umerips That’s why Formula One star David CcuHhard’s nen’s grooming line, Pel? ?3 liot, was deiKjned to give meti a break from visiting stores altogether
Introduced in March, if1-? ‘.lirw-unit Irca’fneT, collection—including a 40-rnf. face ‘jvM’i, a dD-ml sitjving (cam and a 3C-ml montu.’i.riftg twlm for JJi (#eu#J4.g’£)9,50)—is delivered a meetly to custsmers’ doors. Store-averse shoppers car buy ih? pjoductj onl ne snd fcv«n have theii order aolorrwtic3)ry renewed rrantMy.
“People J>e really busy,” wid XfStine Sparks, marketing a1.rector at Norfolk. England-based Direct Beauty Products, thj brand’s producer “We’re all looking for faster ways to gel things done. Women enjoy pidorxj aat ‘.heir cosrru;1! ;a. but mor den t so much. This is a very simple way of receiving your essentials each month “
t-’AUKI. TlNG’Mt MA I
! FRAGRANCE FEATURE
; Esquire magazine teameo wi;h Elizabeth Araen to host a conpeutior promol-ng (he Provocative Woman scent For the
I everii, tsquin? j;’<ed reader? to nominate I thoir parrien to stsr in it p’loirishoo* ‘ inspired by the fragrance.
“The feature brings interesting content and cx’Autiful photography to the maca>
1 7ine.” i3id Helen Brock lebank group pro-
; motions dircclor at NeiMag. bsquire’s parent company. “Trvui ‘J’is comnetiuon,
: readers can see what men reallv vie* as ! sexy in a woman, including personality and
· rot just looks “
Five finalists will appear in the fcur-paae piece, which is lo be in magazine’s Apr! issue
PREEMPTIVE ACTION
Kingfi’’.pr Airhres is offfing fragrances ana cosmetics for free to travelers belore they t?vpn get to the airport
Th? ndar sirBne gives beauty product
vouchers v.ilund at 4,000 rupees : (#eu#7V£S2S90) lo its rui’onwrs jaendmq ‘ ‘0.000 oipees or mo-f on a pair of air ‘ tickets The couoons are then redppmanle ‘ in department stores aid rwf’jmery chains m Inda. me ud ng Shopaers” Shea ana Life Slyt*
i The proqrarTi. »/vhich was kkWd ofl on j la.i. 23 ard rjrrs thrcjql’ June 30. A calico | Sc*nl oi Good Times. ] “The idea bwvd the scheme is lo asso-; ciate w th like-m nded leading internior.al ! Drands to provide maximum value lo our ‘ guRsw rtnd also create an opportunrty lo
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